SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 3, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Period-ended: March 31, 2005

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01131-2	2 - COMPANY NAME BRASIL TELECOM S.A.	3 - GENERAL TAXPAYERS’ REGISTER 76.535.764/0001-43
4 - NIRE 5.330.000.622-9

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - FULL ADDRESS SIA/SUL - ASP - LOTE D- BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 415-1901	8 - TELEPHONE NUMBER 415-1256	9 - TELEPHONE NUMBER 415-1119	10 - TELEX
11 - AREA CODE 61	12 - FAX 415-1237	13 - FAX 415-1315	14 - FAX -
15 - E-MAIL ri@brasitelecom.com.br

01.03 - INVESTOR RELATION DIRECTOR (Address for correspondence to Company)

1 - NAME CARLA CICO
2 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D- BL B - 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 - MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 415-1901	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 61	13 - FAX 415-1237	14 - FAX -	15 - FAX -
15 - E-MAIL ccico@brasiltelecom.com.br

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINING	8 - ENDING
01/01/2005	12/31/2005	1	01/01/2005	03/31/2005	4	10/01/2004	12/31/2004
9 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11 - NAME TECHINICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA					12 - CPF - TAXPAYER REGISTER 783.840.017-15

01.05 - COMPOSITION OF ISSUED CAPITAL

QUANTITY OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 03/31/2005	2 - PRIOR QUARTER 12/31/2004	3 - SAME QUARTER OF PRIOR YEAR 03/31/2004
ISSUED CAPITAL
1 - COMMON	249,597,050	249,597,050	249,597,050
2 - PREFERRED	305,701,231	300,118,295	300,118,295
3 - TOTAL	555,298,281	549,715,345	549,715,345
TREASURY SHARES
4 - COMMON	0	0	0
5 - PREFERRED	13,679,382	8,106,882	5,297,285
6 - TOTAL	13,679,382	8,106,882	5,297,285

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
2 - SITUATION OPERATING
3 - TYPE OF CONTROLLING INTEREST NATIONAL PRIVATE
4 - ACTIVITY CODE 113 - TELECOMMUNICATION
5 - MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF INDEPENDENT ACCOUNTANTS' REVIEW REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	RCA	01/30/2004	Interest on shareholders’ equity	01/14/2005	Common	0.0003750775
02	RCA	01/30/2004	Interest on shareholders’ equity	01/14/2005	Preferred	0.0003750775
03	RCA	12/31/2004	Interest on shareholders’ equity	01/14/2005	Common	0.0003239240
04	RCA	12/31/2004	Interest on shareholders’ equity	01/14/2005	Preferred	0.0003239240
05	RCA	04/20/2005	Interest on shareholders’ equity	05/16/2005	Common	0.0003768055
06	RCA	04/20/2005	Interest on shareholders’ equity	05/16/2005	Preferred	0.0003768055

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF CHANGE (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousands)	7 - SHARE PRICE ON ISSUANCE DATE (In R$)
01	03/29/2005	3,435,788	34,543	Capital Reserve	5,582,936	0.0115300000

01.10 - INVESTOR RELATION DIRECTOR

1 - DATE 05/05/2005	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2005	4 – 12/31/2004
1	TOTAL ASSETS	15,462,002	16,047,950
1.01	CURRENT ASSETS	4,496,096	4,834,911
1.01.01	CASH AND CASH EQUIVALENTS	1,598,377	1,963,524
1.01.02	CREDITS	2,029,642	1,976,376
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,029,642	1,976,376
1.01.03	INVENTORIES	4,303	6,097
1.01.04	OTHER	863,774	888,914
1.01.04.01	LOANS AND FINANCING	1,172	1,065
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	570,252	560,558
1.01.04.03	JUDICIAL DEPOSITS	142,465	144,260
1.01.04.04	OTHER ASSETS	149,885	183,031
1.02	LONG-TERM ASSETS	1,193,595	1,253,526
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	0	0
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,193,595	1,253,526
1.02.03.01	LOANS AND FINANCING	8,254	96,823
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	596,489	602,803
1.02.03.03	JUDICIAL DEPOSITS	506,998	473,980
1.02.03.04	INVENTORIES	0	0
1.02.03.05	OTHER ASSETS	81,854	79,920
1.03	FIXED ASSETS	9,772,311	9,959,513
1.03.01	INVESTMENTS	2,251,410	2,028,522
1.03.01.01	ASSOCIATED COMPANIES	4	4
1.03.01.02	SUBSIDIARIES	2,098,608	1,808,246
1.03.01.03	OTHER INVESTMENTS	152,798	220,272
1.03.02	PROPERTY, PLANT AND EQUIPMENT	6,977,232	7,358,314
1.03.03	DEFERRED CHARGES	543,669	572,677

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2005	4 – 12/31/2004
2	TOTAL LIABILITIES	15,462,002	16,047,950
2.01	CURRENT LIABILITIES	3,398,588	3,839,933
2.01.01	LOANS AND FINANCING	608,738	609,418
2.01.02	DEBENTURES	435,623	493,713
2.01.03	SUPPLIERS	1,064,340	1,060,124
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	694,333	688,542
2.01.04.01	INDIRECT TAXES	608,228	647,644
2.01.04.02	TAXES ON INCOME	86,105	40,898
2.01.05	DIVIDENDS PAYABLE	41,512	411,232
2.01.06	PROVISIONS	317,648	320,224
2.01.06.01	PROVISION FOR CONTINGENCIES	291,456	290,727
2.01.06.02	PROVISION FOR PENSION PLAN	26,192	29,497
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	236,394	256,680
2.01.08.01	PAYROLL AND SOCIAL CHARGES	61,261	57,316
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	74,994	73,973
2.01.08.03	EMPLOYEE PROFIT SHARING	30,242	52,965
2.01.08.04	OTHER LIABILITIES	69,897	72,426
2.02	LONG-TERM LIABILITIES	5,634,674	5,719,502
2.02.01	LOANS AND FINANCING	3,008,167	3,131,535
2.02.02	DEBENTURES	1,020,000	1,020,000
2.02.03	PROVISIONS	904,699	889,612
2.02.03.01	PROVISION FOR CONTINGENCIES	412,309	400,717
2.02.03.02	PROVISION FOR PENSION PLAN	471,949	471,949
2.02.03.03	PROVISION FOR LOSS WITH SUBSIDIARIES	20,441	16,946
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	701,808	678,355
2.02.05.01	PAYROLL AND SOCIAL CHARGES	4,834	4,834
2.02.05.02	SUPPLIERS	6,581	3,504
2.02.05.03	INDIRECT TAXES	615,483	601,572
2.02.05.04	TAXES ON INCOME	40,736	34,630
2.02.05.05	OTHER LIABILITIES	26,200	25,841
2.02.05.06	FUND FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	6,843	7,150
2.05	SHAREHOLDERS’ EQUITY	6,421,897	6,481,365
2.05.01	CAPITAL	3,435,788	3,401,245
2.05.02	CAPITAL RESERVES	1,362,890	1,459,705
2.05.02.01	GOODWILL ON SHARE SUBSCRIPTION	334,825	367,269
2.05.02.02	SPECIAL GOODWILL ON THE MERGER	59,007	123,378
2.05.02.03	DONATIONS AND FISCAL INCENTIVES FOR INVESTMENTS	123,551	123,551
2.05.02.04	INTEREST ON WORKS IN PROGRESS	745,756	745,756
2.05.02.05	SPECIAL MONETARY CORRECTION-LAW 8200/91	31,287	31,287
2.05.02.06	OTHER CAPITAL RESERVES	68,464	68,464
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	287,672	287,672
2.05.04.01	LEGAL	287,672	287,672
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,335,547	1,332,743

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 01/01/2005 TO 03/31/2005	4 - 01/01/2005 TO 03/31/2005	5 – 01/01/2004 TO 03/31/2004	6 - 01/01/2004 TO 03/31/2004
3.01	GROSS REVENUE FROM SALES AND SERVICES	3,250,369	3,250,369	2,893,811	2,893,811
3.02	DEDUCTIONS FROM GROSS REVENUE	(942,247)	(942,247)	(824,979)	(824,979)
3.03	NET REVENUE FROM SALES AND SERVICES	2,308,122	2,308,122	2,068,832	2,068,832
3.04	COST OF SALES	(1,404,840)	(1,404,840)	(1,308,704)	(1,308,704)
3.05	GROSS PROFIT	903,282	903,282	760,128	760,128
3.06	OPERATING EXPENSES/REVENUES	(787,231)	(787,231)	(844,053)	(844,053)
3.06.01	SELLING EXPENSES	(284,024)	(284,024)	(250,658)	(250,658)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(255,850)	(255,850)	(218,693)	(218,693)
3.06.03	FINANCIAL	(118,345)	(118,345)	(382,893)	(382,893)
3.06.03.01	FINANCIAL INCOME	132,269	132,269	97,301	97,301
3.06.03.02	FINANCIAL EXPENSES	(250,614)	(250,614)	(480,194)	(480,194)
3.06.04	OTHER OPERATING INCOME	80,203	80,203	347,847	347,847
3.06.05	OTHER OPERATING EXPENSES	(85,146)	(85,146)	(328,443)	(328,443)
3.06.06	EQUITY ACCOUNTING RESULTS	(124,069)	(124,069)	(11,213)	(11,213)
3.07	OPERATING INCOME	116,051	116,051	(83,925)	(83,925)
3.08	NON-OPERATING INCOME	(33,463)	(33,463)	(41,303)	(41,303)
3.08.01	REVENUES	12,115	12,115	6,535	6,535
3.08.02	EXPENSES	(45,578)	(45,578)	(47,838)	(47,838)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	82,588	82,588	(125,228)	(125,228)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(79,784)	(79,784)	31,352	31,352
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	(12,198)	(36,635)	(13,804)	(34,547)
3.12.01	INTEREST	(12,198)	(36,635)	(13,804)	(34,547)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	0	0	238,100	238,100
3.15	INCOME (LOSS) FOR THE PERIOD	2,804	2,804	132,779	132,779
	NUMBER OF OUTSTANDING SHARES (THOUSAND)	541,618,899	541,618,899	544,418,060	544,418,060
	EARNINGS PER SHARE	0.00001	0.00001	0.00024	0.00024
	LOSS PER SHARE

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Period-ended: March 31, 2005

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

04.01 – NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

Quarter ended on March 31, 2005

(In thousands of Brazilian reais)

1.OPERATIONS

BRASIL TELECOM S.A. (“the Company”) is a concessionaire of the Switched Fixed Telephone Service (“STFC”) and operates in Region II of the General Concession Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. In this area of 2,859,375 square kilometers, which corresponds to 34% of the Brazilian territory, the Company renders since July 1998 the STFC in the modalities of local and intra-regional long distances.

With recognition of the prior fulfillment of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), required for December 31, 2003, the Company obtained from the National Agency for Telecommunications (“ANATEL”), on January 19, 2004, issued authorizations for the Company to exploit STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II and III of PGO. As a result of these authorizations, the Company began to exploit the Domestic and International Long Distance Services in the Regions I, II and III, starting on January 22, 2004. In the case of the Local Service in the new regions and PGO sectors, the service began to be rendered as from January 19, 2005.

The Company’s business, as well as the rendered services and the charged tariff are regulated by ANATEL.

Information related with the quality and universal service targets of the Fixed Telephone Service are available to interested parties on ANATEL’s homepage, in the website www.anatel.gov.br.

The Company is a subsidiary of Brasil Telecom Participações S.A. (“BTP”), incorporated on May 22, 1998 as a result of the privatization of the Telebrás group (State owned holding company of the telecommunication segment).

The Company is registered at the Brazilian Securities and Exchange Commission (“CVM”) and at US Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Stock Exchange (“BOVESPA”), where it also integrates the level 1 of Corporate Governance, and trades its American Depositary Receipts - ADRs on the New York Stock Exchange (“NYSE”).

Subsidiaries

a) 14 Brasil Telecom Celular S.A. (“BrT Celular”): a wholly-owned subsidiary incorporated in December 2002 to provide Personal Mobile Service (“SMP”), with authorization to assist the same coverage area where the Company operates with STFC. During the fourth quarter of 2004, BrT Celular concluded its implementation process, surpassing the pre-operating stage to the beginning of its commercial operations.

b) BrT Serviços de Internet S.A. (“BrTI”): A wholly-owned subsidiary which started its operations at the beginning of 2002 and provides internet services and correlated activities.

During the second quarter of 2003, BrTI obtained control of the following companies:

(i) BrT Cabos Submarinos Group

This group of companies operates through a system of submarine fiber optics cables, with connection points in the United States, Bermuda Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate customers. It is comprised by the following companies:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”)
  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): BrTI exercises direct control and totalcontrol jointly with BrT CSH.

The partnership Brasil Telecom Subsea Cable Systems (Bermudas) Ltd., incorporated by BrTI in the second quarter of 2003, also integrates the BrT Cabos Submarinos Group. However, in November 2004, Brasil Telecom S.A. started being its parent company, when it paid capital inputs which guaranteed a 74.16% ownership interest. The rest of the ownership interest belongs to BrTI.

(ii)iBest Group

iBest Companies have their operations concentrated in providing dial up connection to the Internet, sale of advertising space for divulgation in its portal and value-added service with the availability of its Internet access accelerator.

BrTI acquired the iBest Group in June 2003, which is composed of the following companies: (i) iBest Holding Corporation, incorporated in Cayman Islands, and Freelance S.A., which holds the iBest brand and iBest operations.

c) Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): company incorporated in the Bermudas and that operationally belongs to the BrT Subsea Cables Group. This company holds the total shares of Brasil Telecom of America Inc. and Brasil Telecom de Venezuela, S.A.

Up to November 2004, BrT SCS Bermuda was held by BrTI. After the capital payment carried out by the Company in that month, the former began to hold 74.16% of common and total capital.

IG Companies

BrT SCS Bermuda acquired on November 24, 2004 stakes which grant it the control of the company Internet Group (Cayman) Limited (“IG Cayman”), company incorporated in the Cayman Islands, with a total ownership interest of 63.2% as of March 31. IG Cayman is a holding company which holds, in turn, the control of the companies Internet Group do Brasil Ltda. (“IG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both established in Brazil.

The beginning of IG Companies’ activities took place in January 2000 and its operation is based on providing dial up access to the Internet, inclusively, its mobile internet portal related to mobile telephony in Brazil. They also render services of value added of broadband access to its portal and web page hosting and other services in the Internet market.

d) MTH Ventures do Brasil Ltda. (“MTH”): On May 13, 2004, the Company acquired 80.1% of the voting capital of MTH, in addition to the 19.9% previously held. MTH, in turn, holds 100% of the capital of Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”), formerly named MetroRED Telecomunicações Ltda. (“MetroRED”).

BrT Multimídia is a service provider of private telecommunications network through optical fiber digital networks, of local scope in São Paulo, Rio de Janeiro and Belo Horizonte, and long distance network connecting these major metropolitan commercial centers. It also has an Internet solution center in São Paulo, which offers co-location, hosting and other value-added services.

e) Vant Telecomunicações S.A. (“VANT”): On May 13, 2004, the Company acquired the total capital stock of VANT, when it acquired the remaining 80.1% of the capital stock of this company.

VANT is a service provider of corporate network services founded in October 1999. Initially focused on TCP/IP network, it started in Brazil with a network fully based on this technology. VANT operates throughout Brazil, and is present in the main Brazilian state capitals, offering voice and data products.

f)Other Service provider Companies

The Company acquired at the end of 2004 the companies Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. These companies, which were not operating on the balance sheet date, aim at rendering services in general comprising, among others, the management activities of real states or assets.

2.PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, in compliance with the Brazilian corporate law, rules of the CVM and rules applicable to telephony service concessionaires.

As the Company is registered with the SEC, it is subject to its standards, and it should annually prepare financial statements and other information by using criteria that comply with that agency’s requirements. To comply with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless otherwise demonstrated. According to each situation, they present information related with the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, provision for doubtful accounts, inventories and deferred income tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits to employees. The settlement of transactions involving these estimates may result in significant different amounts due to inherent imprecision to the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the companies listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of balances of the asset accounts among the consolidated companies, as well as revenue andexpenses of transactions among them;
  Elimination of the balances of the investment accounts and corresponding investor’s shareholdings, reservesand accumulated results in the consolidated companies; and
  Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated inspecific items.

Statements of Cash Flows

The Company presents as supplementary information, jointly with Note 17, the statement of cash flows, prepared in accordance with Accounting Rules and Procedures - NPC 20 of the Brazilian Institute of Independent Auditors - IBRACON.

Report per Segment

The company presents, supplementary to note 41, the report per business segment. A segment is an identifiable component of the company, destined for service rendering (business segment), or provision of products and services which are subject to different risks and compensations different from those other segments.

3.SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries that are included in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are temporary high-liquid investments, with immediate maturity. They are recorded at cost, plus income registered up to the end of the quarter, and do not exceed market value. The investment fund quotas are valued by the quota value on 3/31/05

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff or the service on the date the service is rendered. Accounts receivable from services include credits for services rendered and not billed up to the end of the quarter. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the customer. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a f uture loss, which is recorded as a provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance and also, in relation to consolidated statements, goods inventories for resale, mainly composed by cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets, whose composition is stated in note 19. Obsolete inventories are recorded as allowance for losses. About cell phones and accessories, the subsidiary BrT Celular records the adjustments for the trading prices h eld as of the balance sheet date, in the cases in which the acquisitions presented higher values.

d. Investments:Investments in subsidiaries are valued using the equity method. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over an estimated period of not more than ten years. Other investments are recorded at cost less allowance for losses, when applicable. The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas of funds, they remain recognized in long-term assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued and the result of the comparison between its original and market costs, when the latter is lower, results in the constitution of allowances for probable losses.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

The costs incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 25.

f. Deferred Charges:Segregated between deferred charges on amortization and formation. Their breakdown is shown in Note 26. Amortization is calculated under the straight-line method in accordance with the legislation in force. When benefits are not expected from an asset, it is written off against non-operating income.

g. Income and Social Contribution Taxes:Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the negative social contribution base are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand.

h. Loans and Financing: Updated to the balance sheet date for monetary and/or exchange variations and interest incurred as of the balance sheet date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: Recognized based on management’s risk assessment and measured based on economic grounds and legal counselor’s opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

j. Revenue Recognition: Revenues from services rendered are recognized when provided. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded upon sale. For prepaid services linked to mobile telephony, the revenue is recognized in accordance with the utilization of services. A non-recognized revenue is recognized if there is a significant uncertainty in its realization.

k. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on overdue accounts settled after the term, gains on financial investments and hedges. Financialexpenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on Shareholders’ Equity is included in the financial expenses balance, and for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period from the beginning of the operations.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed under three foundations. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis.

As of December 31, 2001, the Company recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts.

Complementary information on private pension plans is described in Note 6.

o. Profit Sharing: The provisions for employees’ profit sharing are recognized on an accrual basis. The calculation of the amount, which is paid in the subsequent year after the provision is recognized, is based on the target program established with the labor union, by means of collective labor agreement, in accordance with Law 10,101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding at the balance sheet date, which comprises the total number of shares issued, minus shares held in treasury.

4.RELATED-PARTY TRANSACTIONS

Related party transactions refer to operations with Brasil Telecom Participações S.A., the Company’s parent company, and with the subsidiaries mentioned in Note 1.

Operations between related parties and the Company are carried out under normal prices and market conditions. The main transactions are:

Brasil Telecom Participações S.A.

Dividends/Interest on Shareholders’ Equity: The Interest on Shareholders’ Equity credited in the previous year, net of the withheld tax installment, on 12/31/04, were represented by the payable balance of R$ 250,236. Such amount was fully paid on 1/14/05, so no liability of such nature existed on the balance sheet date.

Loans with the Parent Company: Liabilities arose from the spin-off of Telebrás and are indexed to exchange variation, plus interest of 1.75% per year, amounting to R$ 70,606 (R$ 74,523 as of 12/31/04). The financial expense recognized in the statement of income in this quarter was R$ 554 (R$ 1,024 of accumulated financial gain in 2004).

Debentures: On January 27, 2001, the Company issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$ 1,000, totaling R$ 1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by the parent company Brasil Telecom Participações S.A. The nominal value of these debentures will be amortized in two installments left, equivalent to 30% and 40% of the issuance, with maturities on 7/27/05 and 7/27/06, respectively. The debenture compensation is equivalent to 100% of CDI, received semiannually. The balance of this liability is R$ 935,195 (R$ 972,006 on 12/31/04), and the charges recognized in the statement of income for the quarter represented R$ 37,313 (R$ 49,698 in 2004),

Revenues and Accounts Payable: arising from transactions related to the use of facilities and logistic support. The balance receivable is R$ 386 (R$ 184 on 12/31/04) and the statement of income for the quarter comprises Operating Income of R$ 1,056 (R$ 667 in 2004).

BrT Serviços de Internet S.A.

Revenues, Expenses and Accounts Receivable: arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance receivable is R$ 5,359 (R$ 3,757 as of 12/31/04). The income statement for the quarter comprises Operating Income of R$15,618 (R$12,307 in 2004) and Operating Expenses of R$ 39,381 (R$ 31,203 in 2004).

14 Brasil Telecom Celular S.A

Advance for Future Capital Increase: the amount recorded as AFAC, realized in the quarter, is R$ 77,998 (R$ 8,750 of existing balance in 12/31/04).

Revenues, Expenses and Accounts Receivable and Payable: arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance payable is R$ 31,315 (R$ 5,858 receivable as of 12/31/04). The statement of income for the quarter comprises Operating Income of R$ 40,310 and Operating Expense of R$ 35,567.

Vant Telecomunicações S.A.

Revenues, Expenses and Accounts Payable: arising from transactions related to the use of facilities and logistic support. The balance payable is R$ 1,001 (R$ 1,208 as of 12/31/04). The statement of income for the quarter comprises Operating Income of R$ 262 and Operating Expense of R$ 520.

BrT SCS Bermuda

Advance for Future Capital Increase: The amount recorded as AFAC, realized in the quarter, is R$ 93,289.

Revenues: Financial income of R$ 189, related to loan already settled.

Freelance S.A.

Revenues and Accounts Receivable: arising from transactions related to the use of logistic support and telecommunications services. The receivable balance amounts to R$ 191 (R$ 54 as of 12/31/04) and the recognized revenue in income was R$ 52. In 1Q04, operations of such nature were realized with iBest S.A., which was merged by Freelance. The account recorded as operating expenses in the first quarter of 2004 was R$ 540.

IG Brasil

Revenues and Accounts Receivable: arising from transactions related to the use of telecommunications services. The balance receivable is R$ 937 (R$ 1,720 as of 12/31/04) and the revenue recognized in the income was R$ 2,003.

BrT Multimídia

Revenues, Expenses and Accounts Payable: arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance payable is R$ 27,379 (R$ 15,918 as of 12/31/04). The income statement for the quarter comprises Operating Income of R$ 22 and Operating Expense of R$ 19,504.

5.MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note took place based on their materiality. Instruments whose values approximate their fair values, and whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks, and the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s business are the following:

a. Credit Risk

The majority of the services provided by Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in its turn, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Company may incur losses arising from the difficulty in receiving amounts billed to its customers. In the quarter, the Company’s default was 2.94% of the gross revenue (3.01% in 2004). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

Concerning mobile telephony, credit risk in cell phones sales and in service rendering in the postpaid category postpaid is minimized with the adoption of a credit pre-analysis of eligible customers. Still in relation to postpaid service, whose client base at the end of the quarter was 32.1% (33.1% in 12/31/04), the receivable accounts are also monitored in order to limit default and to cut the access to the service (out of phone traffic) if the bill is overdue for over fifteen days.

b.Exchange Rate Risk

Assets

The Company has asset loans in foreign currency subject to exchange rate fluctuations on 12/31/04. The assets exposed to exchange rate risk, resulting from loans in US dollars granted to BrT SCS Bermuda, were received in January 2005.

PARENT COMPANY
	3/31/05	12/31/04
	Market and Book Value	Market and Book Value
Assets
Loans with Parent Company	-	88.619
Total	-	88,619
Current	-	88,619

Liabilities

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 25.6% (25.6% on 12/31/04) of the total liabilities of borrowings and consolidated financing, minus the contracted hedge balances. In order to minimize this kind of risk, the Company enters into exchange hedge agreements with financial institutions. 66.2% of the debt portion in foreign currency is covered by hedge agreements (50.2% on 12/31/04). Unrealized positive or negative effects of these operations are recorded in the profit and loss as gain or loss. Up to the balance sheet date, the negative adjustments of these operations amounted R$ 47,771 (net gains of R$ 1,082 in 2004).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:

PARENT COMPANY
	3/31/05		12/31/04
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	1,239,841	1,286,406	1,294,422	1,317,561
Hedge Contracts	128,832	97,700	87,190	74,985
TOTAL	1,368,673	1,384,106	1,381,612	1,392,546
Current	59,885	60,273	74,199	79,395
Long-term	1,308,788	1,323,833	1,307,413	1,313,151

CONSOLIDATED
	3/31/05		12/31/04
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	1,266,369	1,312,934	1,320,833	1,343,973
Hedge Contracts	128,832	97,700	87,190	74,985
Total	1,395,201	1,410,634	1,408,023	1,418,958
Current	59,885	60,273	74,199	79,395
Long-term	1,335,316	1,350,361	1,333,824	1,339,563

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedgeinstruments was future cash flows associated to each contracted instruments, minus the market rates in force on the balance sheet date.

c. Interest Rate Risk

Assets

The Company has loans with a telephone directory company, with interest indexed to the IGP-DI (a national index price) and loans resulting from the sale of fixed assets to other telephone service companies, bearing interest rate indexed to the Column 27 of the FGV (a national index price). The consolidated financial statements also present a loan agreement with Freelance S.A., whose balance is R$ 1,511 (R$ 1,475 in 12/31/04), indexed to IGP-M.

At the balance sheet date, these assets are represented as follows:

PARENT COMPANY	CONSOLIDATED
	Book Value and Market Value		Book Value and Market Value
	3/31/05	12/31/04	3/31/05	12/31/04
ASSETS
Loans subject to IGP-DI	7,774	7,678	7,774	7,678
Loans subject to IPA-OG Column 27 (FGV)	1,652	1,591	1,652	1,591
Loans subject to IGP-M	-	-	1,511	1,475
Total	9,426	9,269	10,937	10,744
Current	1,172	1,065	2,683	2,540
Long-term	8,254	8,204	8,254	8,204

Liabilities

Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units TJLP, UMBNDES, CDI (Rate DI - CETIP) and IGP-M. The inherent risk in these liabilities arises from possible variations in these rates. The Company has contracted derivative contracts to hedge 39.9% (38% on 12/31/04) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

In addition to the loans and financing, the Company issued non-convertible private and public debentures, non-convertible or tradable for shares. These liabilities were contracted at interest rates linked to the CDI, and the risk associated with this liability results from the possible increase of the rate.

The above mentioned liabilities at the balance sheet date are as follows:

PARENT COMPANY
	3/31/05		12/31/04
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Debentures - CDI	1455,623	1,451,446	1,513,713	1,513,755
Loans subject to TJLP	1,919,671	2,031,093	2,012,487	1,882,960
Loans subject to UMBNDES	264,173	269,997	275,565	229,177
Hedge without loans subject to UMBNDES	35,924	15,483	38,979	13,920
Loans subject to IGP-M	14,022	14,022	16,724	16,724
Other loans	14,442	14,442	15,586	15,586
Total	3,703,855	3,796,483	3,873,054	3,672,122
Current	984,476	1,008,367	1,028,932	985,639
Long-term	2,719,379	2,788,116	2,844,122	2,686,483

CONSOLIDATED
	3/31/05		12/31/04
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Debentures - CDI	1,455,623	1,451,446	1,513,713	1,513,755
Loans subject to TJLP	1,919,671	2,031,093	2,012,487	1,882,960
Loans subject to UMBNDES	264,173	269,997	275,565	229,177
Hedge without loans subject to UMBNDES	35,924	15,483	38,979	13,920
Loans subject to IGP-M	14,022	14,022	16,724	16,724
Other loans	20,015	20,015	16,007	16,007
Total	3,709,428	3,802,056	3,873,475	3,672,543
Current	984,490	1,008,382	1,028,934	975,559
Long-term	2,724,938	2,793,674	2,844,541	2,696,984

Book value is equivalent to market values where the current contractual conditions for these types of financial instruments are similar to those in which they were originated or they did not present parameters for quotation or contraction.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by the Company are not linked to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates, which affect the company’s debts. Consequently, a risk arises from this potential lapse of correlation.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risks are recorded as liabilities. Details of these risks are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are valued using the equity method and stated at acquisition cost. The investments valued by the equity method are presented in Note 24, for which no market value exists, as they are represented by non-listed companies or private limited companies. Provisions are recorded for losses when the future cash flows expected from an investment lead to expectations of losses.

In this quarter, a provision for losses was recorded with respect to the unsecured liability of VANT, which amounted to R$ 20,441 (R$ 16,946 on 31/12/04).

The investments valued at cost are immaterial in relation to total assets. Their associated risks would not cause significant impacts to the Company in case of loss of part of these investments.

g. Temporary Cash Investment Risks

The company has temporary cash investments in exclusive financial investment funds (FIFs), whose assets comprise federal securities based on floating, fixed and foreign exchange rates, all subject to CDI, by means of the own backing of these securities or through futures contracts traded at the Futures and Commodities Exchange - BM&F, federal public securities (NBC-E) referred to commercial dollar variation plus exchange coupon, foreign currency and own portfolio investment funds, backed in American treasury bonds and overnight operations. The Company maintains cash investments in the amount of R$ 1,537,602 (R$ 1,906,781 on 12/31/04). Income accrued to the balance sheet date is recorded in financial income and amounts to R$ 53,239 (R$ 49,639 in 2004). Amounts recognized in the consolidated financial statements are R$ 1,782,559 (R$ 2,326,497 on 12/31/04), related to investments, and R$ 59,693 (R$ 51,382 in 2004), related to income accrued.

i. Risk Related to Rules

On June 20, 2003, ANATEL ratified the Resolution 341, which forecasts new types of concession agreements, in force as from January 1, 2006 up to 2025. The new kind of concession agreement forecasts changes in how tariffs are adjusted, such as the General Price Index – Internal Supply (IGP-DI), would no more be used to set forth the tariff adjustments based on the annual inflation rate. Consequently, the Company’s operations and competitive position can be affected by these changes.

6.BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company and its direct or indirect subsidiaries. These companies are better described together, and can be referred to as “Brasil Telecom (group)” and for the purpose of the supplementary pension plan mentioned in this note, are also denominated “Sponsor”.

a. Supplementary Pension Plan

The Company sponsors supplementary pension plans related with retirement for its employees and assisted members, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Pervidência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”) former CRT, a company merged by the Company on 12/28/00; and (iii) Fundação de Seguridade Social (SISTEL), originated from certain companies of the former Telebrás System.

The Company’s bylaws stipulate approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the National Supplementary Pension Department - SPC, where applicable to the specific plans.

The plans sponsored are annually valued by independent actuaries on the balance sheet date. In the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. Liabilities are provided for plans which show deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Deliberation 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing these surpluses.

The characteristics of the supplementary pension plans sponsored by the Company are described below.

FUNDAÇÃO 14

Since the split of the only pension plan managed by SISTEL, PBS, in January 2000, the evolution tendency for a new stage was already forecasted. Such stage would result in an own and independent management model for TCSPREV pension plan, by means of a specific entity to manage and to operate them, and this fact has become more and more evident throughout the years. This tendency also occurred in the main SISTEL pension plan sponsoring companies, which created their respective supplementary pension plan foundations. In this scenario, Fundação 14 de Previdência Privada was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan, which started as from March 10, 2005, whose process was backed by the segment’s specific legislation and properly approved by the National Supplementary Pension Plan Superintendence – PREVIC.

In accordance with the Transfer Agreement entered into between Fundação Sistel de Seguridade Social and Fundação 14 de Previdência Privada, SISTEL, by means of the Management Agreement, it will provide management and operation services of TCSPREV and PAMEC-BrT plans to Fundação 14, after the transferring of these plans, which took place on March 10, 2005, for a period of up to 18 months, while Fundação 14 organizes itself to take over the management and operation services of its plans.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)
This defined contribution and settled benefit plan was introduced on 2/28/00. On 31/12/01, all the pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Supplementary Pension Department - SPC, due to the need for adjustments to the regulations. Thus, TCSPREV is constituted of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, Convênio de Administração BrT, and the Termo de Relação Contratual Atípica, and the conditions established in the original plans were maintained. In March 2003 this plan was suspended to employees who wanted to be included in the supplementary pension plans sponsored by the Company, but it was reopened in February 2005. TCSPREV currently assists to around 54.7% of the staff.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Destined for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged to TCSPREV on 12/31/01.

Contributions Established for the Plans

TCSPREV
Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the Company, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. In the case of the PBS-TCS group, the sponsor’s contribution in the quarter was 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In the quarter, contributions by the sponsor to the TCSPREV group represented, on average, 6.25% of the payroll of the plan participants. For employees, the average was 5.67% .

The contribution by the company in the quarter totaled R$ 3,750 (R$ 3,732 in 2004).

PAMEC-BrT
The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

The supplementary pension plan which remains under SISTEL’s management comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000 (PBS-A). SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged to the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00.

PAMA - Health Care Plan for Retirees / PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00, for the beneficiaries of the PBS-TCS Group, incorporated into TCSPREV on 12/31/01 and for the participants of PBS’s defined benefit plans of other sponsors of SISTEL. According to a legal/actuarial appraisal, the Company’s responsibility is exclusively limited to future contributions. During 2004, an optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PCE.

Contributions Established for the Plans

PBS-A
Contributions may occur in case of accumulated deficit. On 12/31/04, the actuarial appraisal date, the plan presented a surplus.

PAMA/PCE
This plan is sponsored with contributions of 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom, the PBS-TCS was incorporated into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PCE are also carried out.

Contributions to PAMA, in the part attributed to the Sponsor, in the quarter totaled R$ 29 (R$ 29 in 2004).

FUNDAÇÃO BrTPREV

The main purpose of the Company sponsoring BrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary.

Plans

BrTPREV
Defined contribution plan and settled benefits, launched in October 2002, destined for the concession of pension plan benefits supplementary to those of the official pension plan and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan has remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005. Currently, BrTPREV assists approximately 42.9% of the staff.

Fundador - Brasil Telecom and Alternative - Brasil Telecom
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security, closed to the entry of new participants. Currently, these plans attend approximately 0.7% of the staff.

Contributions Established for the Plans

BrTPREV
Contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to the age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. The sponsor is responsible for the administrative expenses on the basic contributions from employees and normal contributions of the Company and risk benefits. In the quarter contributions by the sponsor represented, on average, 6.04% of the payroll of the plan participants, whilst the average employee contribution was 5.27% .

In the quarter, the Company’s contributions amounted to R$2,252 (R$1,175 in 2004).

Fundador - Brasil Telecom and Alternative-Brasil Telecom
The regular contribution by the sponsor in the quarter was, on average, of 3.82% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate of the period was 3.82% . With the Alternative Plan -Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The usual contributions of the Company, in the quarter, amounted to R$ 4 (R$ 5 in 2004).

The technical reserve corresponding to the current value of the Company’s supplementary contribution, as a result of the actuarial deficit of the plans managed by FBr PREV, have the settlement within the maximum established period of 20 years as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pensions Department dated 1/25/02. Of the maximum period established, 16 years and nine months still remain for complete settlement. The amortizing contributions in this quarter amounted to R$25,440 (R$25,200 in 2004).

b. Stock option plan for management and employees

The Extraordinary Shareholders’ Meeting held on April 28, 2000, approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Up to March 31, 2005, no stock had been granted.

Program B

The price of exercising is established by the management committee based on the market price of 1000 shares at the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

	First Grant		Second Grant		Third Grant
	From	End of Period	From	End of Period	From	End of Period
33%	1/1/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	1/1/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	1/1/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract.

The information related with the general plan to grant stock options is summarized below:

	3/31/05
	Preferred stock options (thousand)	Average exercise price R$
Balance as of 12/31/04	1,415,119	13.00
Balance as of 3/31/05	1,415,119	13.00

There has been no grant of options for purchase of stocks exercised until the end of this quarter and the representativeness of the options balance in relation to the total of outstanding shares is 0.26% (0.26% in 12/31/04).

Considering the hypothesis that the options will be exercised integrally, the opportunity cost of the respective premiums, calculated based on the Black & Scholes method, would be R$390 (R$311 in 2004).

c. Other Benefits to Employees

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and others.

7.PROVISIONS FOR CONTINGENCIES

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal counselors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company, and of service providers.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation by Brasil Telecom (Group) counselors and the tax authorities.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony plans.

Classification by Risk Level

Contingencies with a Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
NATURE	3/31/05	12/31/04	3/31/05	12/31/04
Labor	417,692	412,730	419,259	414,221
Tax	70,081	64,703	100,332	109,936
Civil	215,992	214,011	216,743	214,688
TOTAL	703,765	691,444	736,334	738,845
Current	291,456	290,727	312,800	327,643
Long-term	412,309	400,717	423,534	411,202

Labor

In the current quarter, a net increase in the provision for labor contingencies in the amount of R$4,962 (R$5,038, Consolidated). This variance is caused by the recognition of monetary restatements and effects of the reassessment of contingent risks that determine the additional recognition of a provision in the amount of R$ 23,253 (R$ 23,312, Consolidated), by new additions amounting to R$3,501 (R$ 3,525, Consolidated) and decrease due to the payments which amounted to R$ 21,792 (R$ 21,799, Consolidated).

The main objects that affect the provisions for labor claims are the following:

(i)
Additional Remuneration - related to the claim for payment of additional remuneration for hazardous activities, based on Law 7369/85, regulated by Decree 93412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)
Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii)
Career Plan - related to the request for application of the career and salaries plan for employees of the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc;

(iv)
Joint/Subsidiary Responsibility - related to the request to ascribe responsibility to the Company, made by outsourced personnel, due to supposed nonobservance of their labor rights by their real employers;

(v)	Overtime – refers to the salary and additional payment plea due to labor supposedly performed beyond the contracted work time;

(vi)	Reintegration – plea due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of rescission of labor contract without cause; and

(vii)	Request for the regulation application which established the payment of the incident percentage on the Company’s income, attributed to the Santa Catarina Branch.

Tax

In the quarter, there was a net increase of R$ 5,378 (R$ 9,604 reduction for the Consolidated), represented by a R$ 6,102 increase (R$ 11,800 reduction for the Consolidated) as a result of reassessment of contingent risks and monetary restatements, R$ 1 (R$ 2,922 for the Consolidated) of increase due to new suits, and decrease due to payments amounting to R$ 725 (R$ 726 for the Consolidated).

The main provisioned lawsuits refer to the following controversies:

(i)	Social Security – related to the non-collection of incident social security in the payment made to cooperatives, as well as the breakdown of the contribution’s salary;

(ii)	Federal Revenue Department - incorrect compensation of tax losses; and

(iii)	CPMF - Non-collection of the tax on financial activities in the year of 1999.

Civil

In the quarter, there was a net increase of R$ 1,981 (R$ 2,055 for the Consolidated), resulting from the reassessment of contingent risks and monetary restatement at the amount of R$ 9,272 (R$ 9,304 for the Consolidated), as well as new suits totaling R$ 8,008 (R$ 8,706 for the Consolidated) and payments at the amount of R$ 15,299 (R$ 15,325 for the Consolidated).

The lawsuits provided for are the following:

(i)
Review of contractual conditions - lawsuit where a company which supplies equipment filed legal action against the Company, asking for a review of contractual conditions due to economic stabilization plans;

(ii)
Contracts of Financial Participation - It has been signed with TJ/RS the position related to the incorrect procedure previously adopted by the former CRT in processes related to the application of a rule enacted by the Ministry of the Communications. Such cases are in various phases: First instance, Court of Appeals and Higher Court of Appeals; and

(iii)
Other lawsuits - related to various ongoing lawsuits such as indemnification for pain and suffering and material damages to consumers, indemnification for contractual rescission, indemnification for accidents, as well as lawsuits that are in Special Civil Courts whose claims, separately, do not exceed forty minimum salaries.

Contingencies with a Possible Risk

The position of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	3/31/05	12/31/04	3/31/05	12/31/04
Labor	611,325	645,824	616,009	649,328
Tax	1,391,736	1,233,534	1,409,321	1,249,108
Civil	1,143,103	1,004,102	1,146,098	1,006,266
Total	3,146,164	2,883,460	3,171,428	2,904,702

Labor

The main objects that comprise the possible losses of a labor nature are related to additional remuneration for hazardous activities, promotions and joint/subsidiary responsibility, whose evaluation of processes by the legal assessors resulted in a level of risk of loss evaluated only as possible. In addition to the subjects cited, the request for remunerative consideration for hours of work supposedly exceeding the normal agreed workload of hours also contributed to the amount mentioned.

Tax

The increase which took place in the quarter, of R$ 158,202 (R$ 160,213 for the Consolidated) refers to the entrance of new contingencies at the amount of R$ 31,287, reevaluation of risk degree and amounts totaling R$ 73,623 and monetary restatements of R$ 53,292.

The main lawsuits are represented by the following objects:

(i)
Notices of INSS, with defenses in headquarters or courts, examining the value composition in the contribution salary owed by the company and that the Company’s legal advisors do not believe there is an incidence of social security contribution;

(ii)	Federal Taxes - notices due to supposed lack of collection;

(iii)	Public civil suits questioning the supposed transfer of PIS and COFINS to the final consumers;

(iv)	ICMS - On international calls;

(v)	ICMS - Differential of rate in interstate acquisitions;

(vi)	ICMS - Exploitation of credits related to the acquisition of fixed assets for use and consumption;

(vii)	ISS (Service Tax) - Not collected and/or under-collected; and

(viii)	Withholding tax (IRRF) - Operations related to hedge for covering debts.

Civil

The increase occurred in the quarter was of R$ 139,001 (R$ 139,832 related to the Consolidated) and is represented, mainly, by the increment of R$ 139,518 related in its majority to shares resulting from the capitalization process, for which a higher number of shares in the capital stock in relation to what was issued is demanded, as well as corresponding demanded dividends. The other variations are composed, basically, of monetary restatements and reduction by reevaluations of existing causes.

The main lawsuits are presented as follows:

(i)
Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to pay the compensations related to the contracts resulting from the Community Telephony Program. Such proceedings are encountered in various phases: First instance, Court of Appeals and Higher Court of Appeals;

(ii)	Lawsuits of a consumerist nature;

(iii)
Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied in a contract for rendering of services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services; and

(iv)	Customer service points - Public civil lawsuits arising from the closing of customer attendance points.

Contingencies with a Remote Risk

In addition to the claims mentioned, there are also contingencies considered to be of a remote risk amounting to R$ 1,574,577 (R$ 1,437,338 on 12/31/04) for the Parent Company and R$ 1,603,416 (R$ 1,440,384 on 12/31/04) for the Consolidated.

Guarantees

The company has guarantees signed with financial institutions, as complementary guarantees for judicial proceedings in provisional execution, in the amount of R$ 384,513, (R$ 311,976 on 12/31/04). The remuneration of these contracts, whose term is undetermined, varies from 0.65% p.a. to 2.00% p.a., representing an average rate of 0.98% p.a.

The judicial deposits related to contingencies and contested taxes (suspended liability) are shown in Note 22.

8. SHAREHOLDERS’ EQUITY

a. Share Capital

The Company is authorized to increase its capital by means of a resolution of the Board of Directors to a total limit of 560,000,000,000 (five hundred and sixty billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of new preferred shares without voting rights.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, the Company’s capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares can be excluded, in the cases stipulated in article 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the paragraphs 1 to 3 of article 12 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$3,435,788 (R$ 3,401,245 as of 12/31/04) represented by shares without par value as follows:

In thousand of shares
Type of Shares	Total of Shares		Shares held in Treasury		Outstanding Shares
	12/31/04	3/31/05	12/31/04	3/31/05	12/31/04	3/31/05
Common	249,597,050	249,597,050	-	-	249,597,050	249,597,050
Preferred	305,701,231	300,118,295	13,679,382	8,106,882	292,021,849	292,011,413
TOTAL	555,298,281	549,715,345	13,679,382	8,106,882	541,618,899	541,608,463

	3/31/05	12/31/04
Net Equity per thousand Outstanding Shares (R$)	11.86	11.97

b. Treasury Stock

In the calculation of the net equity the preferred shares held in treasury were deducted. These shares held in treasury are derived from the following events:

Merger

The Company holds in treasury preferred stock acquired in the first half of 1998 by the former Companhia Riograndense de Telecomunicações - CRT, the company that was merged by Brasil Telecom S.A. on December 28, 2000. Since the merger, the company has outstanding shares to comply with judicial rules, resulting from ownership claims of the original subscribers of the merged company. The amount originally paid, in this case, is considered as a cost of replacement, according to the control made by the Company, considering the outgoings for the older acquisitions to the more recent ones.

The average acquisition cost originally represented, at CRT, an amount of R$1.24 per share. With the swap ratio of the shares, resulting from the merger process, each CRT share was swapped for 48.56495196 shares of Brasil Telecom S.A., resulting in an average cost of R$ 0.026 for each share held in treasury.

The movements of shares held in treasury derived from the merged company were the following:

	3/31/05		12/31/04
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	1,282	30	1,282	30
Closing balance in the quarter	1,282	30	1,282	30

The retained earnings account represents the origin of the funds invested in the acquisition of these shares held in treasury.

Stock Repurchase Program – Years from 2002 to 2004

Shares resulting from repurchase programs are held in treasury, and on 9/13/04 a material fact of the current proposal approved by the Company’s Board of Directors was published, for the repurchase of preferred stocks issued by the Company, for holding in treasury or cancellation, or subsequent sale, under the following terms and conditions: (i) the premium account in the share subscription represented the origin of the funds invested in the purchase of shares; (ii) the authorized quantity for the purchase of own preferred shares for being held in treasury was limited to 10% of outstanding preferred shares; and (iii) the period determined for the acquisition was 365 days, in accordance with the CVM Instruction 390/03.

The quantity of shares held in treasury arising from the programs for repurchase of shares was the following:

	3/31/05		12/31/04
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	8,105,600	92,420	5,026,000	56,870
Shares acquired	5,572,500	62,272	3,079,600	35,550
Closing balance in the quarter	13,678,100	154,692	8,105,600	92,420

Unit historical cost in the acquisition of shares held in treasury (R$)	3/31/05	12/31/04
Weighted Average	11.31	11.40
Minimum	10.31	10.31
Maximum	13.80	13.80

The unit cost in the acquisition considers the totality of stock repurchase programs.

Up to the balance sheet date, there were no disposals of preferred shares purchased based on repurchase programs.

Market value of Treasury Stock

The market value of treasury shares, arising from the merger of CRT and the repurchase programs, at the market quotation at the balance sheet date was the following:

	3/31/05	12/31/04
Number of preferred shares held in treasury (thousands of shares)	13,679,382	8,106,882
Quotation per thousand shares on BOVESPA (R$)	10.85	13.70
Market value	148,421	111,064

The Company maintains the balance of treasury stocks in a separate account. For presentation purposes, the values of the treasury stocks are deducted from the reserves that originated the repurchase, and are presented as follows:

	Premium in the Subscription of Shares		Other Capital Reserves		Retained Earnings
	3/31/05	12/31/04	3/31/05	12/31/04	3/31/05	12/31/04
Account Balance of Reserves	434,647	404,819	123,334	123,334	1,335,577	1,332,773
Treasury Stocks	(99,822)	(37,550)	(54,870)	(54,870)	(30)	(30)
Balance, Net of Treasury Stocks	334,825	367,269	68,464	68,464	1,335,547	1,332,743

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Special Goodwill Reserve in the Merger: represents the net value of the contra entry of the goodwill amount recorded in deferred assets, as provided by CVM Instructions 319/99, 320/99 and 349/01. When the corresponding tax credits are used, the reserve is capitalized, annually, on behalf of the controlling shareholder and the minority shareholders existing on its formation date, observing the preemptive right of the other shareholders.

Reserve for Donations and Subsidies for Investments: registered as a result of donations and subsidies received, the contra entry of which represents an asset received by the Company.

Reserve for Special Monetary Restatement as per Law 8.200/91: registered as a result of special monetary restatement adjustments of permanent assets to compensate the distortions in the monetary restatement indices prior to 1991.

Other Capital Reserves: formed by the contra entry of the interest on works in progress up to 12/31/98 and funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is only used to increase capital or to offset losses.

Retained Earnings: constituted at the end of each year, offset by the remaining balance of net income or loss for the year, adjusted according to the terms of article 202 of Law 6.404/76, or by the recording of adjustments from prior years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

The dividends are calculated at the end of the fiscal year. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company’s bylaws.

As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (JSCP), under the terms of article 9, paragraph 7, of Law 9,249, as of 12/26/95. The interest paid or credited will be offset with the minimum mandatory dividend amount, in accordance with the article 43 of the Company’s bylaws.

9. OPERATING REVENUE FROM SERVICES RENDERED AND GOODS SOLD

PARENT COMPANY	CONSOLIDATED
	3/31/05	3/31/04	3/31/05	3/31/04

Fixed Telephone Service

Local Service	1,703,670	1,642,111	1,703,346	1,642,111
Connection fees	7,678	9,135	7,678	9,135
Basic subscription	830,859	744,719	830,846	744,719
Measured service charges	337,947	336,392	337,716	336,392
Fixed to mobile calls - VC1	507,773	527,763	507,695	527,763
Rent	352	379	351	379
Other	19,061	23,723	19,060	23,723

Long Distance Service	755,148	556,544	755,101	556,544
Inter-Sectorial Fixed	248,269	264,803	248,248	264,803
Intra-Regional Fixed (Inter-Sectorial)	99,086	90,351	99,114	90,351
Fixed Inter Regional	70,122	21,304	70,108	21,304
Fixed to mobile calls - VC2 and VC3	322,620	174,382	322,582	174,382
International	15,051	5,704	15,049	5,704

Interconnection	186,355	191,200	164,639	191,200
Fixed-Fixed	101,006	128,343	101,004	128,343
Mobile-Fixed	85,349	62,857	63,635	62,857

Lease of Means	80,579	55,061	65,932	55,061
Public Telephone Service	86,930	108,166	86,919	108,166
Supplementary Services, Intelligent Network and
Advanced Telephony	114,827	99,266	114,744	99,105
Other	10,756	6,020	10,408	6,020

Total of Fixed Telephone Service	2,938,265	2,658,368	2,901,089	2,658,207

Mobile Telephone Service

Telephony	-	-	99,612	-
Subscription	-	-	34,601	-
Utilization	-	-	57,412	-
Roaming	-	-	719	-
Interconnection	-	-	6,384	-
Other Services	-	-	496	-

Sale of Goods	-	-	47,404	-
Cell Phones	-	-	44,129	-
Electronic Cards - Brasil Chip, Accessories and Other Goods	-	-	3,275	-

Total of Mobile Telephone Service	-	-	147,016	-

Data Communication Services and Other

Data Communication	310,235	229,846	328,569	220,458
Other Main Activities Services	1,869	5,597	92,057	30,179

Total of Data Communication Services and Other	312,104	235,443	420,626	250,637

Gross Operating Revenue	3,250,369	2,893,811	3,468,731	2,908,844

Deductions from Gross Revenue	(942,247)	(824,979)	(1,021,155)	(833,549)

Taxes on Gross Revenue	(904,584)	(799,694)	(971,109)	(806,770)
Other Deductions on Gross Revenue	(37,663)	(25,285)	(50,046)	(26,779)

Net Operating Revenue	2,308,122	2,068,832	2,447,576	2,075,295

10. COST OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the rendering of services and sales of goods are as follows:

PARENT COMPANY	CONSOLIDATED
	3/31/05	3/31/04	3/31/05	3/31/04
Interconnection	(595,482)	(496,234)	(576,133)	(496,234)
Depreciation and Amortization	(511,750)	(538,305)	(571,953)	(541,324)
Third-Party Services	(164,507)	(149,621)	(194,037)	(157,851)
Rent, Leasing and Insurance	(58,712)	(63,166)	(101,668)	(81,491)
Personnel	(31,588)	(26,916)	(37,305)	(27,975)
Means of Connection	(19,190)	(5,471)	(15,651)	(5,471)
Material	(16,417)	(21,825)	(16,601)	(21,825)
FISTEL	(4,196)	(4,002)	(18,166)	(4,002)
Goods Sold	-	-	(52,397)	-
Other	(2,998)	(3,164)	(3,118)	(1,085)
Total	(1,404,840)	(1,308,704)	(1,587,029)	(1,337,258)

11. COMMERCIALIZATION OF SERVICES

The expenses related to commercialization activities are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	3/31/05	3/31/04	3/31/05	3/31/04
Third-Party Services	(108,633)	(99,054)	(190,377)	(99,605)
Losses on accounts Receivable(1)	(95,634)	(87,041)	(104,907)	(87,651)
Personnel	(43,011)	(30,392)	(60,908)	(31,157)
Rent, Leasing and Insurance	(34,884)	(32,403)	(2,646)	(1,298)
Depreciation and Amortization	(1,288)	(1,294)	(3,957)	(1,295)
Material	(279)	(197)	(7,659)	(190)
Other	(295)	(277)	(295)	(277)
Total	(284,024)	(250,658)	(370,749)	(221,473)
(1)	Includes provision for Loan Losses

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include the information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	3/31/05	3/31/04	3/31/05	3/31/04
Third-Party Services	(149,659)	(126,180)	(167,377)	(127,920)
Depreciation and Amortization	(56,218)	(45,031)	(70,392)	(46,765)
Personnel	(40,430)	(32,743)	(52,936)	(34,978)
Rent, Leasing and Insurance	(8,035)	(13,613)	(10,280)	(13,898)
Material	(1,066)	(939)	(1,941)	(1,001)
Other	(442)	(187)	(662)	(917)
Total	(255,850)	(218,693)	(303,588)	(225,479)

13. OTHER OPERATING INCOME (EXPENSES), NET

The remaining income and expenses attributed to operational activities are shown as follows:

PARENT COMPANY	CONSOLIDATED
	3/31/05	3/31/04	3/31/05	3/31/04
Fines	22,564	19,675	21,631	19,653
Recovered Taxes and Expenses	21,624	242	27,003	330
Technical and Administrative Services	13,601	16,241	12,943	15,995
Operating Infra-Structure Rent and Other	13,084	7,380	9,628	7,363
Provision/Reversal of Other Provisions	7,107	16,326	(7,778)	16,339
Contingencies – Provision(1)	(50,137)	(22,505)	(35,339)	(22,508)
Taxes (Other than Gross Revenue, Income and Social Contribution Taxes)	(12,571)	(10,205)	(14,682)	(10,487)
Goodwill Amortization in the Acquisition of Investments	(5,518)	-	(24,214)	(9,594)
Provision for Actuarial Liability of Pension Funds	(5,451)	-	(5,451)	-
Labor Suits	(3,508)	-	(3,532)	-
Donations and Sponsorships	(1,059)	(2,842)	(1,234)	(2,842)
Court Fees	(855)	(506)	(875)	(507)
Loss on Write-off of Repair/Resale Inventories	(157)	(930)	(157)	(930)
Other Expenses	(3,667)	(3,472)	(3,808)	(3,696)
Total	(4,943)	19,404	(25,865)	9,116
(1)	The provisioned contingencies are further explained in note 7.

14. FINANCIAL EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	3/31/05	3/31/04	3/31/05	3/31/04
Financial Revenues	132,269	97,301	144,086	100,122
Local Currency	102,574	88,578	112,063	90,380
On Rights in Foreign Currency	29,695	8,723	32,023	9,742
Financial Expenses	(250,614)	(480,194)	(267,185)	(480,917)
Local Currency	(175,065)	(221,691)	(190,620)	(222,137)
On Liabilities in Foreign Currency	(75,549)	(20,403)	(76,565)	(20,680)
Interest on Shareholders’ Equity	-	(238,100)	-	(238,100)
Total	(118,345)	(382,893)	(123,099)	(380,795)

The Interest on Shareholders’ Equity amount was reversed in the determination of the income, minus retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15. NON-OPERATING EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	3/31/05	3/31/04	3/31/05	3/31/04
Amortization of Special Goodwill in the Merger (CVM Instruction 319/99)	(47,332)	(47,332)	(47,332)	(47,332)
Reversal of Provision for Maintenance of Integrity of Shareholders’ Equity (CVM Instruction 349/01)	47,332	47,332	47,332	47,332
Amortization of Goodwill in Merger	(31,004)	(31,004)	(32,957)	(31,004)
Result in the Write-off of Fixed and Deferred Assets	(3,118)	(7,309)	(6,288)	(7,580)
Provision/Reversal for Investment Losses	(4,292)	1,103	(2,594)	1,103
Provision/Reversal for Realization Amount and Fixed Asset Losses	5,061	(1,762)	6,394	(429)
Other Non-operating Expenses	(110)	(2,331)	(113)	(2,331)
Total	(33,463)	(41,303)	(35,558)	(40,241)

16. INCOME TAX AND SOCIAL CONTRIBUTION ON EARNINGS

Income tax and social contribution on earnings are recorded on an accrual basis, and the tax effects on temporary differences are deferred. The provision for income tax and social contribution on earnings recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
Income Before Taxes and after Profit Sharing	3/31/05	3/31/04	3/31/05	3/31/04
	82,588	(136,673)	1,688	(132,957)
Income of Companies Not Subject to Income Tax and Social Contribution	-	-	5,810	7,734
Total of Taxable Income	82,588	(136,673)	7,498	(125,223)
Income Tax of Legal Entities
Expense Related to Income Tax (10%+15%=25%)	(20,647)	34,168	(1,875)	31,306
Permanent Additions	(46,599)	(11,802)	(15,324)	(12,498)
Amortization of Goodwill	(9,131)	(7,751)	(10,861)	(10,852)
Equity Accounting	(34,853)	(2,803)	-	-
Exchange Variation on Investments	-	-	(93)	(34)
Other Additions	(2,615)	(1,248)	(4,370)	(1,612)
Permanent Exclusions	8,383	449	18,170	878
Equity Accounting	3,836	-	-	-
Exchange Variation on Investments	-	-	435	254
Dividends of Investments Valuated by Acquisition Cost/ Prescribed Dividends	-	72	-	72
Federal Tax Recoverable	3,956	-	3,956	-
Other Exclusions	591	377	13,779	552
Tax Loss Carryforward	-	-	494	376
Other	109	-	130	23
Effect of Income Tax in Statement of Income	(58,754)	22,815	1,595	20,085
Social Contribution on Net Income
Expense Related To Social Contribution on Income (9%)	(7,433)	12,301	(675)	11,270
Permanent Additions	(16,616)	(3,889)	(5,336)	(4,140)
Amortization of Goodwill	(3,287)	(2,790)	(3,910)	(3,907)
Equity Accounting	(12,547)	(1,009)	-	-
Exchange Variation in Investments	-	-	(33)	(12)
Other Additions	(782)	(90)	(1,393)	(221)
Permanent Exclusions	3,019	125	6,542	279
Equity Accounting	1,381	-	-	-
Exchange Variation on Investments	-	-	157	92
Dividends of Investments Valuated by Acquisition
Cost/Prescribed Dividends	-	26	-	26
Federal Tax Recoverable	1,424	-	1,424	-
Other Exclusions	214	99	4,961	161
Compensation of Negative Calculation Basis	-	-	178	136
Effect of Social Contribution in Statement of Income	(21,030)	8,537	709	7,545
Effect of Income Tax and Social Contribution in Statement of Income	(79,784)	31,352	2,304	27,630

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	12/31/04
Cash	5,717	364	6,758	2,053
Bank Accounts	55,058	56,379	63,817	69,260
Temporary cash investments	1,537,602	1,906,781	1,782,559	2,326,497
Total	1,598,377	1,963,524	1,853,134	2,397,810

Temporary cash investments represent amounts invested in exclusive funds, represented by portfolios managed by financial institutions, guaranteed in federal bonds with average profitability equivalent to interbank deposit rates (DI CETIP - CDI), in federal bonds (NBC-E), linked to commercial dollar variation plus 5.02% p.a. coupon, investment funds in foreign currency, which earns exchange rate variation plus interest of 1.75% p.a. to 4.49% p.a., and in US treasury bonds, which earns exchange rate variation plus interest of 4.50% p.a. to 4.76% p.a.

The breakdown of temporary cash investment portfolio is presented below, on the balance sheet date:

PARENT COMPANY
	3/31/05
Financial Institution	INVESTMENT NATURE
	Treasury Financial Bills	National Treasury Bills (swap coverage)	Overnight	US Treasury Bonds	Brazilian Central Bank Notes – Special Series
Exclusive Funds
ABN Amro	176,766	81,686	-	-	-
Banco do Brasil	62,629	9,111	-	-	39,729
Citigroup	8,764	25,431	-	-	-
Itaú	281,522	-	-	-	-
Safra	27,097	-	-	-	-
Santander	178,787	71,875	-	-	25,221
SS&C Fund Services N.V.	-	-	118,026	20,940	-
Unibanco	217,625	45,662	-	-	-
Total of Exclusive Funds	953,190	233,765	118,026	20,940	64,950
Other Investments	-	-	-	87,335	-
Total of Temporary Cash Investment	953,190	233,765	118,026	108,275	64,950

PARENT COMPANY
	3/31/05
Financial Institution	Investments Nature				Total
	Over Selic	National Treasury Note – Series D	Open Investment Funds (Fixed Income)	Liabilities (Rectifier)
Exclusive Funds
ABN Amro	11,485	-	-	(22)	269,915
Banco do Brasil	3	-	-	(5)	111,467
Citigroup	19	-	-	-	34,214
Itaú	2	-	-	(12)	281,512
Safra	5,332	-	-	-	32,429
Santander	4,551	17,505	-	(44)	297,895
SS&C Fund Services N.V.	-	-	-	-	138,966
Unibanco	20,580	-	-	(28)	283,839
Total of Exclusive Funds	41,972	17,505	-	(111)	1,450,237
Other Investments	-	-	30	-	87,365
Total of Temporary cash investments	41,972	17,505	30	(111)	1,537,602

CONSOLIDATED
	3/31/05
Financial Institution	Investments Nature
	Treasury Financial Bills	National Treasury Bills (swap coverage)	Overnight	US Treasury Bonds	Brazilian Central Bank Notes – Special Series
Exclusive Funds
ABN Amro	176,766	81,686	-	-	-
Banco do Brasil	133,707	18,236	-	-	39,729
CEF	1,894	-	-	-	-
Citigroup	8,764	25,431	-	-	-
Itaú	281,522	-	-	-	-
Safra	27,097	-	-	-	-
Santander	178,787	71,875	-	-	25,221
SS&C Fund Services N.V.	-	-	118,026	20,940	-
Unibanco	227,592	47,753	-	-	-
Total of Exclusive Funds	1,036,129	244,981	118,026	20,940	64,950
Other Investments	-	-	-	169,951	-
Total of Temporary cash investments	1,036,129	244,981	118,026	190,891	64,950

CONSOLIDATED
	3/31/05
Financial Institution	Investments Nature					Total
	Over Selic	National Treasury Note – Series D	Open Investment Funds (Fixed Income)	Bank Deposits Certificates	Liabilities (Rectifier)
Exclusive Funds
ABN Amro	11,485	-	-	-	(22)	269,915
Banco do Brasil	2,005	-	-	-	(11)	193,666
CEF	689	-	-	-	(1)	2,582
Citigroup	19	-	-	-	-	34,214
Itaú	2	-	-	-	(12)	281,512
Safra	5,332	-	-	-	-	32,429
Santander	4,551	17,505	-	-	(44)	297,895
SS&C Fund Services N.V.	-	-	-	-	-	138,966
Unibanco	21,522	-	-	-	(29)	296,838
Total of Exclusive Funds	45,605	17,505	-	-	(119)	1,548,017
Other Investments	-	-	16,864	47,727	-	234,542
Total of Temporary cash investments	45,605	17,505	16,864	47,727	(119)	1,782,559

Liabilities from exclusive funds are restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities. The funds’ creditors do not have funds against the Company’s general credit.

Statement of Cash Flow

PARENT COMPANY	CONSOLIDATED
	3/31/05	3/31/04	3/31/05	3/31/04
Operating Activities
Net Income (Loss) for the Period	2,804	132,779	2,804	132,779
Minority Interest	-	-	1,188	(6)
Income Items that Do Not Affect Cash Flow	1,193,497	1,152,596	1,240,820	1,155,229
Depreciation and Amortization	605,778	615,634	701,775	629,982
Losses on Accounts Receivable From Services	76,113	96,933	77,589	97,465
Provision for Doubtful Accounts	19,521	(6,376)	27,318	(6,298)
Provision for Contingencies	50,137	22,505	35,339	22,507
Deferred Taxes	138,546	225,013	219,107	225,843
Income in Sales of Permanent Assets	4,326	10,152	6,668	9,035
Financial Charges	183,971	177,522	183,353	177,575
Equity Account	124,069	11,213	-	-
Other (Revenues) Expenses	(8,964)	-	(10,329)	(880)
Changes in Assets and Liabilities	(320,688)	(510,102)	(473,316)	(521,530)
Cash Flow from Operations	875,613	775,273	771,496	766,472

Financing Activities
Dividends/Interest on Shareholders’ Equity Paid during the Period	(369,720)	(370)	(369,720)	(370)
Loans and Financing	(363,899)	265,161	(358,603)	265,161
Loans Obtained	-	587,204	5,296	587,204
Loans Paid	(147,022)	(132,437)	(147,022)	(132,437)
Interest Paid	(216,877)	(189,606)	(216,877)	(189,606)
Acquisition of Own Shares	(62,272)	-	(62,272)	-
Other Financing Activity Flows	-	-	93	146
Cash Flow from Financing Activities	(795,891)	264,791	(790,502)	264,937

Investment Activities
Financial Investments	88,558	34	(197)	22
Providers of Investments	(42)	108,098	(257,378)	119,827
Funds Obtained from Sale of Permanent Assets	140	745	479	745
Investments in Permanent Assets	(410,542)	(248,835)	(268,574)	(273,139)
Investments	(410,542)	(248,835)	(268,574)	(273,139)
Other Financing Activity Flows	(122,983)	(30,348)	-	(1,100)
Cash Flow from Financing Activities	(444,869)	(170,306)	(525,670)	(153,645)

Cash Flow for the Period Cash and Cash Equivalents	(365,147)	869,758	(544,676)	877,764
Cash and Cash Equivalents
Closing Balance	1,598,377	2,283,092	1,853,134	2,343,529
Opening Balance	1,963,524	1,413,334	2,397,810	1,465,765
Changes in Cash and Cash Equivalents	(365,147)	869,758	(544,676)	877,764

18. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	12/31/04
Billed Services	1,371,482	1,314,433	1,463,396	1,363,406
Services to be Billed	909,694	893,804	928,567	911,655
Sales of Goods	4,525	4,677	64,842	79,699
Subtotal	2,285,701	2,212,914	2,456,805	2,354,760
Allowance for Doubtful Accounts	(256,059)	(236,538)	(269,976)	(243,181)
Services Rendered	(256,059)	(236,538)	(266,538)	(241,022)
Sales of Goods	-	-	(3,438)	(2,159)
Total	2,029,642	1,976,376	2,186,829	2,111,579
Coming Due	1,443,382	1,416,212	1,554,100	1,518,169
Past Due:
01 to 30 Days	366,123	368,967	386,248	386,039
31 to 60 Days	141,436	124,032	156,203	134,899
61 to 90 Days	96,040	82,676	106,580	86,120
91 to 120 Days	62,025	62,077	67,984	64,723
More than 120 Days	176,695	158,950	185,690	164,810

19. INVENTORIES

The maintenance and resale inventories, to which provisions for losses or adjustments to the forecast in which they must be realized are constituted, are composed as follows:

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	12/31/04
Inventory for Resale (Cell Phones and Accessories)	-	-	189,208	209,024
Maintenance Inventory	6,654	8,606	14,029	15,679
Provision for the Adjustment to the Realization Value	-	-	(58,615)	(43,814)
Provision for Probable Losses	(2,351)	(2,509)	(7,095)	(6,856)
Total	4,303	6,097	137,527	174,033

20. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	12/31/04
Loans And Financing	9,426	97,888	10,937	10,744
Total	9,426	97,888	10,937	10,744
Current	1,172	1,065	2,683	2,540
Long-term	8,254	96,823	8,254	8,204

The loans and financing credits refer mainly to funds advanced by the producer of telephone directories and against the sale of fixed assets to other telephone companies. The remaining loans are linked to the variation of the IGP-DI and the IPA-OG/Industrial Products of Column 27 issued by Fundação Getúlio Vargas - FGV. The consolidated financial statements show a loan granted by Freelance S.A., which is indexed to IGP-M, plus 12% p.a.

21. DEFERRED AND RECOVERABLE TAXES

Deferred income related to Income Tax and Social Contribution on Income

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	12/31/04
Income Tax - Legal Entity
Deferred Income Tax on:
Tax Loss	-	-	99,565	52,652
Provision for Contingencies	175,941	172,861	175,986	172,887
Provision for Pension Plan Actuarial Insufficiency Coverage	124,535	125,362	124,535	125,362
Allowance for Doubtful Accounts	64,015	59,135	66,987	60,448
ICMS - 69/98 Agreement	54,546	50,761	54,554	50,761
Goodwill on CRT Acquisition	31,555	43,387	31,555	43,387
Provision for COFINS/CPMF Suspended Collection	16,545	16,110	16,545	16,110
Provision for Employee Profit Sharing	6,684	10,222	8,098	11,643
Loss due to Exchange Fluctuation - Swap/AFAC	11,182	-	11,182	-
Other Provisions	14,213	14,192	29,271	14,648
Subtotal	499,216	492,030	618,278	547,898
Social Contribution on Income
Deferred Social Contribution on:
Negative Calculation Basis	-	-	35,903	18,996
Provision for Contingencies	63,339	62,230	63,355	62,239
Provision for Pension Plan Actuarial Insufficiency Coverage	44,833	45,130	44,833	45,130
Allowance for Doubtful Accounts	23,045	21,288	24,115	21,761
Goodwill on CRT Acquisition	11,360	15,619	11,360	15,619
Provision for Employee Profit Sharing	2,657	4,229	3,183	4,752
Loss due to Exchange Fluctuation - Swap/AFAC	4,025	-	4,025	-
Other Provisions	6,093	6,086	11,515	6,251
Subtotal	155,352	154,582	198,289	174,748
Total	654,568	646,612	816,567	722,646
Current	275,248	275,453	306,398	283,220
Long-term	379,320	371,159	510,169	439,426

The periods in which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized are shown below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. These assets are recorded in accordance with the requirements of CVM Instruction 371/02, being annually subject to a technical study, which is submitted to the Executive Board, Board of Directors and Fiscal Council for approval.

PARENT COMPANY	CONSOLIDATED
2005	216,528	226,777
2006	120,972	143,952
2007	59,269	76,935
2008	51,112	93,257
2009	55,943	108,127
2010 to 2012	56,354	73,129
2013 to 2014	18,426	18,426
After 2014	75,964	75,964
Total	654,568	816,567
Current	275,248	306,398
Long-term	379,320	510,169

The recoverable amount foreseen after the year 2014 is a result of a provision to cover an actuarial insufficiency of the pension plan that is being settled according to the maximum remaining period of 16 years and nine months, in line with the period established by the Supplementary Pension Department (“SPC”). Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Company presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$ 171,679, attributed to the Consolidation, were not recorded due to the history of losses or uncertainties of taxable income in the next ten years in VANT, BrT Multimídia, BrT CSH, BrT CS Ltda. and IG Brasil, subsidiaries that the Company holds direct or indirect control.

Other Tax Recoverable

It is comprised by federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Complementary Law 102/00.

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	12/31/04
ICMS	296,273	324,237	482,943	493,001
Income Tax - Legal Entity	98,984	72,471	114,701	88,812
PIS and COFINS	70,941	71,375	105,986	107,755
FUST	28,356	26,745	28,356	26,745
Social Contribution on Net Income	15,621	20,006	16,048	21,660
Other	1,998	1,915	5,724	4,776
Total	512,173	516,749	753,758	742,749
Current	295,004	285,105	473,820	452,480
Long-term	217,169	231,644	279,938	290,269

22. JUDICIAL DEPOSITS

Balances of judicial deposits related with contingencies and contested taxes (suspended demand):

PARENT COMPANY	CONSOLIDATED
Nature of Related Liabilities	3/31/05	12/31/04	3/31/05	12/31/04
Labor	337,401	318,110	338,041	318,724
Tax	288,461	272,656	290,479	274,625
Challenged Taxes - ICMS 69/98 Agreement	218,222	202,979	218,279	202,987
Other	70,239	69,677	72,200	71,638
Civil	23,601	27,474	23,780	27,649
Total	649,463	618,240	652,300	620,998
Current	142,465	144,260	142,535	144,770
Long-term	506,998	473,980	509,765	476,228

23. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	12/31/04
Prepaid Expenses	90,328	82,462	105,859	89,865
Receivables from Other Telecom Companies	54,840	100,330	54,840	100,330
Advances to Suppliers	38,397	31,356	46,052	40,720
Advances to Employees	21,468	22,508	27,321	25,818
Tax Incentives	14,473	14,473	14,473	14,473
Compulsory Deposits	1,750	1,750	1,750	1,750
Contractual Guarantees and Retentions	1,463	1,460	17,486	34,181
Assets for Sale	276	276	276	276
Receivables from Sale of Assets	175	336	176	336
Other	8,569	8,000	14,866	13,182
Total	231,739	262,951	283,099	320,931
Current	149,885	183,031	195,688	235,582
Long-term	81,854	79,920	87,411	85,349

24. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	12/31/04
Investments Carried Under The Equity Method	1,917,977	1,808,246	-	-
14 Brasil Telecom Celular S.A.	1,167,508	1,110,720	-	-
BrT Serviços de Internet S.A.	357,196	309,350	-	-
BrT Subsea Cable Systems (Bermudas) Ltd.	267,539	276,555	-	-
MTH Ventures do Brasil Ltda.	125,730	111,617	-	-
Santa Bárbara dos Pampas S.A	1	1	-	-
Santa Bárbara dos Pinhais S.A	1	1	-	-
Santa Bárbara do Cerrado S.A	1	1	-	-
Santa Bárbara do Pantanal S.A	1	1	-	-
Advances for Future Capital Increase	180,632	57,649	-	-
BrT Serviços de Internet S.A	-	48,304	-	-
Vant Telecomunicações S.A.	9,345	9,345	-	-
BrT Subsea Cable Systems (Bermudas) Ltd.	93,289	-	-	-
14 Brasil Telecom Celular S.A.	77,998	-	-	-
Goodwill on Acquisition of Investments, Net	90,132	95,651	387,441	410,614
MTH Ventures do Brasil	90,132	95,651	90,132	95,651
IG Cayman	-	-	223,378	234,303
Companies IBEST	-	-	67,818	74,076
Companies BRT Cabos Submarinos	-	-	6,113	6,584
Interests Valued at Cost of Acquisition	39,147	39,147	39,148	39,148
Tax Incentives (Net of Allowance for Losses)	23,149	27,456	23,149	27,456
Other Investments	373	373	389	389
Total	2,251,410	2,028,522	450,127	477,607

The Company holds a 100% interest in the capital stock of VANT Telecomunicações S.A., whose 19.9% acquisition process occurred in the fiscal year of 2001, and the remaining acquisition was concluded in the second quarter of 2004. VANT presents a negative shareholders’ equity of R$ 20,441 (R$ 16,946 on 12/31/04), and a provision at the amount of the unsecured liabilities of the Subsidiary was constituted in the Company.

Advances for future capital increase in favor of the subsidiaries were considered in the investments appraisal, for the allocated investments are only awaiting for the formalization of the corporate acts of these companies, so that the respective capital increases in favor of the Company can be made.

Investments Valued Using the Equity Method: the main data related to directly controlled companies are as follows:

	BrTI		BrT Celular		MTH
	3/31/05	2004 (1)	3/31/05	2004 (1)	31/05	2004 (1)
Shareholders’ Equity	357,196	309,350	1,167,508	1,110,720	125,731	111,617
Capital	388,071	339,767	1,400,000	1,218,000	327,000	327,000
Net Equity per Share/Quota (R$)	920.44	910.48	833.93	911.92	384.50	341,34
Net Income (Loss) for the End of the Quarter (1)	(458)	(11,213)	(125,212)	N/A	14,113	N/A
Number of Shares/Quotas Held by Company
Common Shares	388,071	339,767	1,400,000	1,218,000	-	-
Quotas	-	-	-	-	327,000	327,000
Ownership % in Subsidiary’s Capital
In Total Capital	100%	100%	100%	100%	100%	100%
In Voting Capital	100%	100%	100%	100%	100%	100%

	VANT		BrT SCS
	31/03/05	2004 (1)	31/03/05	2004 (1)
Shareholders’ Equity	(20,441)	(16,946)	360,767	372,926
Capital	105,959	105,959	406,422	404,622
Net Equity per Share/Quota (R$)	(192.91)	(159.93)	1.84	1.90
Net Loss for the End of the Quarter (1)	(3,495)	N/A	(13,818)	N/A
Number of Shares/Quotas Held by Company
Common Shares	105,959	105,959	145,432,253	145,432,253
Quotas	-	-	-	-
Ownership % in Subsidiary’s Capital
In Total Capital	100%	100%	74.1584%	74.1584%
In Voting Capital	100%	100%	74.1584%	74.1584%
N/A = not applicable.
(1)	The income (loss) at the end of the quarter compares the quarter of the current year to the quarter of the previous one (3/31/04). Other information is comparative to the closing of previous quarter (12/31/04).

The equity result is composed by the following values:

	Operating
	3/31/05	3/31/04
BrT Serviços de Internet S.A.	(458)	(11,213)
14 Brasil Telecom Celular S.A.	(125,212)	-
MTH Ventures do Brasil Ltda.	14,113	-
Vant Telecomunicações S.A.	(3,495)	-
BrT Subsea Cable Systems (Bermudas) Ltd.	(9,017)	-
Total	(124,069)	(11,213)

The subsidiaries Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. are not operating, and the amount of capital stock is R$ 1, for each company, and the Company’s ownership interest in the capital stock of the aforementioned subsidiaries is 100%.

Investments valued using the cost of acquisition: correspond to shareholding obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

25. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Nature	3/31/05				12/31/04
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Work in Progress	-	324,391	-	324,391	364,632
Public Switching Equipment	20%	4,919,171	(4,391,805)	527,366	605,353
Equipment and Transmission Means	17.8%(1)	10,208,575	(7,352,426)	2,856,149	3,046,615
Terminals and Last Mile Equipment	20%	476,932	(426,544)	50,388	56,626
Data Communication Equipment	20%	1,320,169	(595,394)	724,775	708,926
Buildings	4%	874,514	(474,256)	400,258	406,151
Infrastructure	9.1%(1)	3,377,136	(1,844,864)	1,532,272	1,588,171
Assets for General Use	18.3%(1)	737,084	(482,247)	254,837	257,762
Land	-	80,966	-	80,966	80,997
Other Assets	20%(1)	591,092	(365,262)	225,830	243,081
Total		22,910,030	(15,932,798)	6,977,232	7,358,314
(1)	Annual average weighted rate.

According to the STFC concession agreements, the Company’s assets that are indispensable to providing the service and qualified as “reversible assets” will be automatically reverted to ANATEL when the concession ends, and the Company will be entitled to indemnifications established in the legislation and in the respective agreements.

CONSOLIDATED
Nature	3/31/05				12/31/04
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Work in Progress	-	526,764	-	526,764	656,703
Public Switching Equipment	20%	4,971,145	(4,395,348)	575,797	644,494
Equipment and Transmission Means	17.8%(1)	11,010,556	(7,508,853)	3,501,703	3,645,512
Terminators	20%	476,992	(426,558)	50,434	56,674
Data Communication Equipment	20%	1,370,949	(620,641)	750,308	733,051
Buildings	4%	898,317	(480,709)	417,608	426,254
Infrastructure	9.1%(1)	3,529,286	(1,876,100)	1,653,186	1,704,986
Assets for General Use	18.3%(1)	894,068	(531,271)	362,797	361,763
Land	-	86,058	-	86,058	86,089
Other Assets	20%(1)	993,110	(390,406)	602,704	581,700
Total		24,757,245	(16,229,886)	8,527,359	8,897,226
(1)	Annual average weighted rate.

Rent Expenses

The Company and its subsidiaries rents properties, posts, access through third-party land areas (roads), equipment, and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts amount to R$ 52,300 (R$ 48,727 in 2004) and R$ 67,377 (R$ 49,526 in 2004) for the Consolidated.

Leasing

The Company has lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies, where the participation of the Company is 54.4% . Leasing expenses recorded amounted to R$ 1,721 (R$ 9,527 in 2004) and R$ 2,364 (R$ 9,536 in 2004) in the Consolidated.

Insurance (not revised by independent auditors)

An insurance policy program is maintained for covering reversible assets, loss of profits and contract guarantees, as established in the Concession Contract with the government. Insurance expenses were R$ 2,482 (R$ 7,299 in 2004) and R$ 3,468 (R$ 7,889 in 2004) for the Consolidated

The assets, responsibilities and interests covered by insurance are the following:

Type	Coverage	Amount Insured
		3/31/05	12/31/04
Operating risks	Buildings, machinery and equipment, facilities, call centers, towers, infrastructure and information technology equipment	11,894,152	11,745,459
Loss of profit	Fixed expenses and net income	8,163,247	7,370,615
Contract Guarantees	Compliance with contractual obligations	214,142	120,870
Civil Liability	Telephony service operations	12,000	12,000

Insurance policies are also related to the officers’ civil liability, supported in the policy of Brasil Telecom Participações S.A., and the amount insured is equivalent to US$ 30,000,000,00 (thirty million US dollars).

There is no contractual civil liability insurance related to third party claims involving Company’s vehicles.

26. DEFERRED CHARGES

PARENT COMPANY
	3/31/05			12/31/04
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	612,608	(195,903)	416,705	412,209
Goodwill on CRT Merger	620,072	(537,396)	82,676	113,680
Installation and Reorganization Costs	57,201	(19,805)	37,396	39,559
Other	14,252	(7,360)	6,892	7,229
Total	1,304,133	(760,464)	543,669	572,677

The goodwill arose from the merger of CRT and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment. As established in CVM Instruction 319/99, the amortization of the premium does not affect the calculation base of the dividend to be distributed by the Company.

CONSOLIDATED
	3/31/05			12/31/04
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	791,527	(223,407)	568,120	538,470
Goodwill on CRT Merger	649,046	(559,959)	89,087	120,346
Installation and Reorganization Costs	341,867	(110,075)	231,792	258,866
Other	15,568	(7,469)	8,099	8,499
Total	1,798,008	(900,910)	897,098	926,181

27. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	12/31/04
Salaries and Compensation	57	-	4,030	4,553
Payroll Charges	55,646	50,437	67,930	60,420
Benefits	3,939	4,964	4,561	5,588
Other	6,453	6,749	7,644	7,511
Total	66,095	62,150	84,165	78,072
Current	61,261	57,316	79,331	73,238
Long-term	4,834	4,834	4,834	4,834

28. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	12/31/04
Suppliers	1,070,921	1,063,628	1,521,215	1,772,984
Third-Party Consignments	74,994	73,973	102,386	114,219
Total	1,145,915	1,137,601	1,623,601	1,887,203
Current	1,139,334	1,134,097	1,617,020	1,883,699
Long-term	6,581	3,504	6,581	3,504

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

29. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	12/31/04
ICMS (State VAT)	1,086,668	1,106,376	1,187,575	1,192,853
Taxes On Operating Revenues (PIS and COFINS)	123,716	129,282	131,152	139,773
Other	13,327	13,558	22,930	23,075
Total	1,223,711	1,249,216	1,341,657	1,355,701
Current	608,228	647,644	722,699	750,759
Long-term	615,483	601,572	618,958	604,942

The Company paid PIS and COFINS taxes in installments, through the Special Payment in Installments (PAES), whose balance is restated by the long-term interest rate (TJLP) at R$ 42,223 (R$ 42,596 on 12/31/04), to be paid in installments for the remaining 99 months.

The long-term portion refers to ICMS - 69/98 Agreement, which is being challenged in court, and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

30. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	12/31/04
Income Tax - Legal Entity
Payables Due	67,803	36,561	70,071	42,293
Suspended Liabilities	25,223	18,577	25,223	18,577
Law 8,200/91 - Special Monetary Restatement	8,340	8,264	8,341	8,264
Subtotal	101,366	63,402	103,635	69,134
Social Contribution on Income
Payables Due	22,472	9,151	23,150	11,061
Law 8,200/91 - Special Monetary Restatement	3,003	2,975	3,003	2,975
Subtotal	25,475	12,126	26,153	14,036
Total	126,841	75,528	129,788	83,170
Current	86,105	40,898	88,484	47,964
Long-term	40,736	34,630	41,304	35,206

31. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND EMPLOYEE PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	3/31/04
Controlling Shareholders	-	250,236	-	250,236
Dividends/Interest on Shareholders’ Equity	-	294,395	-	294,395
Withholding Income Tax on Interest on Shareholders’ Equity	-	(44,159)	-	(44,159)
Minority Shareholders	41,512	160,996	41,512	160,996
Dividends/Interest on Shareholders’ Equity	-	150,105	-	150,105
Withholding Income Tax on Interest on Shareholders’ Equity	-	(22,516)	-	(22,516)
Unclaimed Dividends from Previous Years	41,512	33,407	41,512	33,407
Total Shareholders	41,512	411,232	41,512	411,232
Employees And Management Profit Sharing	30,242	52,965	36,792	60,839
TOTAL	71,754	464,197	78,304	472,071

32. LOANS AND FINANCING (INCLUDING DEBENTURES)

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	12/31/04
Loans	70,407	73,990	96,936	100,820
Financing	4,626,210	4,744,080	4,631,782	4,744,080
Accrued Interest and Other on Loans	199	533	199	535
Accrued Interest and Other on Financing	375,712	436,063	375,712	436,063
Total	5,072,528	5,254,666	5,104,629	5,281,498
Current	1,044,361	1,103,131	1,044,375	1,103,133
Long-term	4,028,167	4,151,535	4,060,254	4,178,365

Financing

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	12/31/04
BNDES	2,219,769	2,327,031	2,219,769	2,327,031
Financial Institutions	1,321,306	1,333,577	1,326,878	1,333,577
Private Debentures	935,195	972,006	935,195	972,006
Public Debentures	520,428	541,707	520,428	541,707
Suppliers	5,224	5,822	5,224	5,822
Total	5,001,922	5,180,143	5,007,494	5,180,143
Current	1,036,339	1,094,810	1,036,353	1,094,810
Long-term	3,965,583	4,085,333	3,971,141	4,085,333

Financing denominated in local currency: bear fixed interest rates from 2.4% p.a. to 14% p.a., resulting in an average weighted rate of 10.7% and variable interest based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 100% of CDI, CDI + 1.0%, and General Market Price Index (IGP-M) plus 12% p.a. resulting, these variable interest, in an average weighted rate of 16.6% p.a.

Financing denominated in foreign currency: bear fixed interest rates of 1.75% to 9.38% p.a., resulting in an average weighted rate of 8.1% p.a. and variable interest rates of LIBOR plus 0.5% to 4.0% p.a. over the YEN LIBOR, resulting in an average weighted rate of 2.3% p.a. The LIBOR and YEN LIBOR rates on 3/31/05, for semiannual payments were 3.38% p.a. and 0.663% p.a., respectively.

Private Debentures: bear interest rates of 100% of CDI. The 1,300 private debentures that are non-convertible and cannot be swapped for stock of any kind were issued on January 27, 2001 at a unit price of R$1,000 and were fully subscribed by the Parent Company Brasil Telecom Participações S.A. These debentures mature on 7/27/2005 and 7/27/06, corresponding to 30% and 40% of the face value, respectively.

Public Debentures:

Third Public Issue: 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. The maturity period is five years, coming due on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

As of March 31, 2005, no debentures issued by the Company had been repurchased.

Loans

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	12/31/04
Loans with Parent Company	70,606	74,523	70,606	74,523
Other Loans	-	-	26,529	26,832
Total	70,606	74,523	97,135	101,355
Current	8,022	8,321	8,022	8,323
Long-term	62,584	66,202	89,113	93,032

The foreign currency loans are restated according to the exchange variation and interest of 1.75% p.a.

The amount recorded as Other Loans, of R$ 26,529 (R$ 26,411 on 12/31/04), refers to VANT’s debt with the former parent company. Such liability is due on 12/31/15, restated only by the US dollar exchange variation.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	12/31/04
2006	1,082,860	1,238,379	1,082,775	1,238,379
2007	799,256	788,959	799,256	788,959
2008	392,436	385,837	392,436	385,837
2009	799,454	793,960	799,454	793,960
2010	296,154	290,973	296,154	290,973
2011	104,224	102,095	104,224	102,095
After 2012	553,783	551,332	585,955	578.162
Total	4,028,167	4,151,535	4,060,254	4,178,365

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	3/31/05	12/31/04	12/31/05	12/31/04
TJLP (Long-Term Interest Rate)	1,919,671	2,012,487	1,919,671	2,012,487
CDI	1,455,623	1,513,713	1,455,623	1,513,713
US Dollars	700,845	728,924	727,373	755,335
Yens	538,996	565,498	538,996	565,498
UMBNDES – BNDES Basket of Currencies	264,173	275,565	264,173	275,565
Hedge in Yens	121,553	76,659	121,553	76,659
Hedge in UMBNDES – BNDES Basket of Currencies	35,924	38,979	35,924	38,979
IGP-M	14,022	16,724	14,022	16,724
Hedge in Dollars	7,279	10,531	7,279	10,531
Other	14,442	15,586	20,015	16,007
Total	5,072,528	5,254,666	5,104,629	5,281,498

Guarantees

The loans and financing contracted are guaranteed by collateral of credit rights derived from the provision of telephone services and the Parent Company’s guarantee.

The Company has hedge contracts on 67.6% (66.2% for the Consolidated) of its dollar-denominated and yen loans and financing with third parties and 39.9% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. Gains and losses on these contracts are recognized on the accrual basis.

33. LICENSES TO EXPLOIT SERVICES

CONSOLIDATED
	3/31/05	12/31/04
Personal Mobile Service	304,557	294,404
Other Authorizations	11,619	11,200
Total	316,176	305,604
Current	45,560	44,056
Long-term	270,616	261,548

The authorization for Personal Mobile Services (SMP) are represented by the terms signed, in 2002 and 2004, by the subsidiary 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where the Company has a concession for fixed telephony. Out of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary’s liabilities to be paid in six equal, consecutive annual installments, with maturities foreseen for the years 2005 to 2010 and 2007 to 2012, depending on the date when the agreements were signed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The amount of other authorizations belongs to VANT, referring to the authorization granted to the use of radiofrequency blocks associated to the exploration of multimedia communication service, obtained from ANATEL. The debit balance, with a variation of the IGP-DI, plus 1% a month, will be paid in six equal, consecutive and annual installments, counted as from April 2006.

34. PROVISIONS FOR PENSION PLANS

Liability due to the actuarial deficit of the social security plans managed by FBrTPREV appraised by independent actuaries at the end of each fiscal year and in agreement with Deliberation CVM 371/00. The liabilities recognize the inflation effects of INPC, bearing interest rates of 6% per annum. These recorded charges in income during the quarter were at R$ 16,684, plus R$ 1,884 inherent to management costs, and R$ 3,567 related to non-actuarial provisions recognized in FBrTPREV’s liability.

The amount paid to FBrTPREV in the quarter totaled R$ 25,440 (R$ 25,200 in 2004) and refer to amortizing contributions and administrative costs.

PARENT COMPANY AND
CONSOLIDATED
	3/31/05	12/31/04
FBrTPREV – BrTPREV	498,141	501,446
Total	498,141	501,446
Current	26,192	29,497
Long-term	471,949	471,949

The funds for sponsored supplementary pensions are detailed in Note 6.

35. DEFERRED INCOME

There are contracts related to the cession of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	12/31/04
2005	518	691	18,751	7,547
2006	691	691	5,816	5,523
2007	691	691	5,816	5,523
2008	691	691	5,816	5,523
2009	691	691	5,816	5,523
2010	691	691	5,816	5,523
2011	691	691	5,365	5,523
After 2012	2,179	2,313	34,903	33,293
TOTAL	6,843	7,150	88,099	73,978

36. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	3/31/05	12/31/04	3/31/05	12/31/04
CPMF - Suspended Collection	25,327	24,806	25,327	24,806
Self-Financing Funds - Rio Grande do Sul Branch	24,143	24,143	24,143	24,143
Liabilities From Acquisition of Tax Credits	23,288	20,897	23,288	20,897
Duplicate Bank Deposits And Receipts In Processing	8,582	7,532	8,981	7,671
Liabilities with Other Telecom Companies	6,765	7,980	6,765	7,980
Advanced Receivables	2,099	7,750	7,243	7,869
Self-Financing Installment Reimbursement - PCT	2,006	2,655	2,006	2,655
Other Taxes Payable	9	2	250	434
Other	3,878	2,502	8,408	8,846
Total	96,097	98,267	106,411	105,301
	69,897	72,426	77,379	76,650
Current
Long-term	26,200	25,841	29,032	28,651

Self-financing funds - Rio Grande do Sul branch

They correspond to the credits of financial participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed phone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the Company had fully subscribed the capital increase made to repay in shares the credits for financial participation, no shares remained to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Company’s Public Offering for devolution of the referred credits in money, as established in article 171, paragraph 2, of Law 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Other, aiming at reimbursement in shares.

Self-Financing Installment Reimbursement - PCT

Refers to the payment, either in cash or as offset installments in invoices for services, to prospective subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. For these cases, there are agreements and judicial rulings.

37. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$ 7,974 (R$ 7,974 on 12/31/04) is derived from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephone Plant - PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

38. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

The EBITDA, reconciled with the operating income, is as follows:

PARENT COMPANY	CONSOLIDATED
	3/31/05	3/31/04	3/31/05	3/31/04
Operating Income (Loss)	116,051	(83,925)	37,246	(80,594)
Financial Expenses, Net	118,345	382,893	123,099	380,795
Depreciation	569,255	584,630	646,302	589,384
Amortization Of Goodwill/Negative Goodwill in Acquisition of Investments (1)	5,518	-	24,214	9,594
EBITDA	809,169	883,598	830,861	899,179

Net Revenue	2,308,122	2,068,832	2,447,576	2,075,295

Margin EBITDA	35.1%	42.7%	33.9%	43.3%
(1)	It does not include the amortization of special goodwill from incorporation recorded in the differed charges, in the permanent assets, whose amortization expense compose the non-operating income.

39. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is around nineteen years.

Financing

On July 19, 2004, the BNDES approved a financing amounting to R$1,267,593 , which will be used for investments in the fixed telephony plan and operational improvements to comply with the targets set in the General Plan of Universalization Targets - PGMU and in the General Plan of Quality Targets - PGMQ. The financing will be directly provided by the BNDES for a total period of six and a half years, with a grace period of one and a half years. The cost of the financing will be the long-term interest rate (TJLP) plus 5.5% p.a. for 80% of the total financing and a basket of currencies plus 5.5% p.a. for the remaining 20%. The funds will be released from up to 2006.

40. INFORMATION BY BUSINESS SEGMENT – CONSOLIDATED

Information by segments is presented in relation to the Company and its subsidiaries’ businesses, which was identified based on its performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market.

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated in reasonable basis.

	3/31/05
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	3,319,273	182,531	138,978	(172,051)	3,468,731
Deductions from Gross Revenue	(953,784)	(50,886)	(16,483)	(2)	(1,021,155)
Net Operating Revenue	2,365,489	131,645	122,495	(172,053)	2,447,576
Cost of Services Rendered and Goods Sold	(1,451,322)	(185,094)	(84,858)	134,245	(1,587,029)
Gross Income	914,167	(53,449)	37,637	(37,808)	860,547

Operating Expenses, Net	(551,073)	(147,414)	(39,526)	37,811	(700,202)
Sale of Services	(285,997)	(107,331)	(24,252)	46,831	(370,749)
General and Administrative Expenses	(264,668)	(25,371)	(15,446)	1,897	(303,588)
Other Operating Revenues, Net	(408)	(14,712)	172	(10,917)	(25,865)

Operating Income (Loss) Before Financial Revenues (Expenses) and Equity Accounting Results	363,094	(200,863)	(1,889)	3	160,345

Net Income (Loss) for the Period	19,471	(125,212)	13,598	94,947	2,804

Trade Accounts Receivable	2,150,692	128,419	45,941	(138,223)	2,186,829
Inventories	5,554	131,973	-	-	137,527
Fixed Assets, Net	7,294,973	1,166,327	66,059	-	8,527,359

	03/31/04
	Fixed Telephony and Data Communication	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	2,901,709	59,437	(52,302)	2,908,844
Deductions from Gross Revenue	(825,528)	(8,021)	-	(833,549)
Net Operating Revenue	2,076,181	51,416	(52,302)	2,075,295
Cost of Services Rendered and Goods Sold	(1,318,942)	(38,730)	20,414	(1,337,258)
Gross Income	757,239	12,686	(31,888)	738,037

Operating Expenses, Net	(452,045)	(17,679)	31,888	(437,836)
Sale of Services	(250,658)	(4,438)	33,623	(221,473)
General and Administrative Expenses	(223,431)	(2,555)	507	(225,479)
Other Operating Revenues, Net	22,044	(10,686)	(2,242)	9,116

Operating Income (Loss) Before Financial Revenues (Expenses) and Equity Accounting Results	305,194	(4,993)	-	300,201

Net Income (Loss) for the Period	125,337	(4,330)	11,772	132,779

	12/31/04
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Trade Accounts Receivable	2,079,499	91,233	54,414	(104,567)	2,111,579
Inventories	7,804	166,229	-	-	174,033
Fixed Assets, Net	7,679,081	1,149,084	69,061	-	8,897,226

41. SUBSEQUENT EVENTS

Material Facts

Brasil Telecom S.A. (“BrT”) and Brasil Telecom Participações S.A. (“BrTP”) published material facts, dates and texts of which are shown as follows:

I – April 28, 2005, joint material fact of BrT and BrTP:

“1 – Brasil Telecom S.A. and Brasil Telecom Participações S.A. (hereinafter jointly referred to as “Brasil  Telecom Group”), in compliance with Instruction 358 of January 3, 2002, of the Brazilian Securities and  Exchange Commission (CVM), announce that, on April 28, 2005, TIM International N.V. (“TIMINT”)  and TIM Brasil Serviços e Participações S.A. (“TIMB”)(collectively referred to as “TIM Group”) on one  side and Brasil Telecom S.A. (“BrT”) and 14 Brasil Telecom Celular S.A. (“BTC”)(“collectively referred  to “Brasil Telecom”) on the other side entered into a Merger Agreement and a Merger Justification  Protocol with respect to the merger of BTC into TIMB.

2 – This transaction allows Brasil Telecom Group to settle, on a business manner, the overlapping of  regulatory licenses and authorizations among Brasil Telecom and TIM Group arising from ANATEL’s  Act No. 41,780 dated January 16, 2004, published in the Official Gazette dated January 19, 2004, and also  preventing ANATEL from imposing severe sanctions and penalties.

3 – BTC is a wholly-owned subsidiary of BrT and holds authorizations to exploit mobile services in Lots  4, 5 and 6 of Region II under the General Licensing Plan and the relevant radiofrequencies of sub-bands  “E”. BTC’s commercial operation begun in September 2004. After 8 months of full commercial operation,  BTC reached over 1.000.000 clients.

4 – TIMINT is the controlling shareholder of TIMB, which, in turn, is the direct or indirect controlling  shareholder of certain companies that hold mobile services and domestic and international long distance  authorizations in Regions I, II and III under the General Licensing Plan. TIM Group has approximately  14.6 million clients.

5 – The closing of this transaction will result in other material benefits to the Brasil Telecom Group, such  as:

(i) Maintenance of Brasil Telecom Group’s valuable and unique clients’ base through proposals of national  coverage and added value services, with focus in convergence;

(ii) Merger of the mobile operations of both BTC and TIMB;

(iii) BrT’s participation in the shareholding structure of TIMB;

(iv) Execution of a national roaming services agreement between BTC and TIMB, as well as the  facilitation for the entering into international roaming services agreements for the benefit of BTC with companies/partners of TIM Group outside of Brazil, in order to allow the increase of coverage for the  clients and the reduction of investments for the existing network’s capacity increase;

(v) Substantial increase of scale and revenues of the Brasil Telecom Group through TIM Group’s use of  Brasil Telecom Group’s long distance services;

(vi) Elimination of new capital expenses as well as initial losses relating to the mobile operations;

(vii) Increase of Brasil Telecom’s Group commercial presence’s capillarity in TIM Group’s sales/distribution points;

(viii) Equal competition possibilities between Brasil Telecom Group and other players in the rendering of national coverage services within the Brazilian telecommunications market; and

(ix) Final solution of all pending claims among entities of the Brasil Telecom Group and the Telecom Italia Group;

6 – The appraisals to determine the intrinsic equity value of each of BTC and TIMB, to define the value of TIMB’s capital increase, will be prepared by a top-tier financial institution of international reputation selected by BrT.

7 - Closing of this transaction is subject to usual conditions precedent for transactions of similar nature and legal requirements, including the approval of ANATEL. Brasil Telecom Group will keep its shareholders and the market in general informed about any material fact regarding this transaction.

8 – The Brasil Telecom Group reinforces its positioning in the telecommunications market.”

With the merger, the superimposed licenses will be given back to ANATEL. The completion of this instrument is subject to the approval of the qualified agencies of Brasil Telecom S.A., as well as ANATEL. It is not possible, at this moment, to foresee possible effects in the Companies’ financial statements, resulting from the consummation of this agreement.

II – April 29, 2005, joint material fact of BrT and BrTP:

“1 - Brasil Telecom S.A. (“BrT”) and Brasil Telecom Participações S.A. (“BTP”), in compliance with Instruction 358, dated January 3, 2002, of the Brazilian Securities and Exchange Commission (CVM), announce that the companies took notice that Techold Participações S.A. (“Techold”), alongside Timepart Participações Ltda. (“Timpepart”) and Telecom Itália International N.V. (“Telecom Italia”), as shareholders of Solpart Participações S.A. (“Solpart”), company which controls, directly, BTP, and, indirectly, BrT and 14 Brasil Telecom Celular S.A. (“BTC”) (BTC, in conjunction with BTP and BrT, hereafter denominated “Brasil Telecom Group”), entered into an Agreement on April 28, 2005, seeking the reestablishment of Telecom Italia’s original position in the controlling group of Brasil Telecom Group, condition which was temporarily suspended until pertinent regulatory issues were resolved, through the restoration of political rights and the repurchase of the shareholding interest sold to Techold and Timepart in August of 2002. On April 29, 2005, a copy of the 2nd Amendment to the Shareholders’ Agreement Consolidated on August 27, 2002 was filed at the headquarters of BrT and BTP.

2 – The aforementioned notice informs that Techold and Telecom Italia converted the totality of their preferred shares issued by Solpart into voting shares on April 28, 2005, pursuant to the bylaws of Solpart. Telecom Italia will nominate members of the Board of Directors of Solpart, BTP and BT, in accordance with the abovementioned shareholders’ agreement. This agreement was reached considering that the Merger Agreement and the Merger’s Protocol entered into with TIM Brasil Serviços e Participações S.A. (“TIM Brasil”) allow for the removal of legal issues that obstructed the restoration of Telecom Italia’s right of returning to the controlling group of Brasil Telecom Group.

3 - Techold, Timepart, Solpart, BTP, and BrT entered into an Agreement ending lawsuits and disputes between the companies, including reciprocal settlements, with respect to the return of Telecom Italia to the controlling group of Brasil Telecom Group.

4 – Brasil Telecom Group is to keep its shareholders and the general public informed about any material facts concerning current developments.”

III – April 29, 2005, material fact of BrTP:

“In compliance with Instruction 358/02 of the Brazilian Securities and Exchange Commission (CVM), Brasil Telecom Participações S.A. (“Company”) announce that, according to the agreement entered into by Techold Participações S.A. (“Techold”), Timepart Participações Ltda. (“Timepart”) and Telecom Italia International N.V. (“Telecom Italia”), Solpart Participações S.A. (“Solpart”), which directly controls the Company, presents the following ownership structure:

Solpart’s Total Capital

Techold Participações S.A.	61.98%
Telecom Italia International N.V.	38.00%
Timepart Participações S.A.	0.02%

IV – May 5, 2005, joint material fact of BrT and BrTP:

“In compliance with the terms of Article 157 of Law 6,404/76 and CVM Instruction 358/02, Brasil Telecom S.A. and Brasil Telecom Participações S.A. (“Brasil Telecom”) announce that Brasil Telecom took notice of a Temporary Restraining Order effective until hearings to take place on May 9, 2005, granted by the Federal Court of the Southern District of New York, NY – USA, in the Amended Complaint filed by International Equity Investments Inc., Citigroup Venture Capital International Brazil LLC and Citigroup Venture Capital International Brazil L.P. against Opportunity Equity Partners Ltd. and Daniel Valente Dantas (“Defendants”), as reproduced below:

“United States District Courts
Southern District of New York

International Equity Investments, Inc. and Citigroup Venture Capital International Brazil LLC on behalf of itself and Citigroup Venture Capital International Brazil, L.P. (f.k.a. CVC/Opportunity Equity Partners, L.P.),

Plaintiffs,

V.

Opportunity Equity Partners, Ltd. (f.k.a. CVC/Opportunity Equity Partners, Ltd.) and Daniel Valente Dantas,

Defendants.

05 Civ. 2745 (LAK)

ORDER TO SHOW CAUSE FOR CONTEMPT, EXPEDITED DISCOVERY AND A PRELIMINARY INJUCTION WITH A TEMPORARY RESTRAINING ORDER

     Upon consideration of the attached Amended Complaint (the “Amended Complaint”) of the International Equity Investments, Inc. and Citigroup Venture Capital International Brazil LLC(“CVC Brazil”) on behalf of itself and Citigroup Venture Capital International, Brazil, L.P. (the “CVC Fund”); the Affidavit of Carmine D. Boccuzzi in Support of Plaintiffs’ Motion for Contempt, Expedited Discovery and Injunctive Relief sworn to May 3, 2005; the Declaration of ChristopherJohn Brougharn, QC dated May 3, 2005; the Declaration of Paulo Caldeira in Support of Plaintiff’s Application for a Temporary Restraining Order and a Preliminary Injunction dated March 10, 2005; and the Memorandum of Law in Support of Plaintiffs’ Motion for Contempt, Expedited Discovery and A Preliminary Injunction with a Temporary Restraining Order, it is hereby:

     ORDERED that defendants Opportunity Equity Partners Ltd. (“Opportunity”) and DanielValente Dantas (“Dantas”) SHOW CAUSE before this Court in Courtroom 12D of the United States Courthouse located at 500 Pearl Street, in the borough of Manhattan, City and State of New York, on the 9th day of May 2005, at 2:30 p.m., why an Order should not be made and entered herein (in the form annexed hereto), pursuant to Rule 65 of the Federal Rules of Civil Procedure.

(i)	finding defendants Dantas and Opportunity to be in violation of this Court’s March 17, 2005 Preliminary Injunction by (i) seeking to consummate, or causing to occur, a transaction that would, inter alia, (a) impair the value of the CVC Fund or its assets or interfere with plaintiffs’ control over those assets; and (b) interfere with the authority and power of CVC Brazil, the newly-appointed general partner of the CVC Fund, over the assets, investments and management of the CVC Fund; and (ii) documenting any transaction with or benefiting any defendant, directly or indirectly; and

(ii)	enjoining defendants Dantas and Opportunity, and their direct and indirect subsidiaries and all related and affiliated entities, persons, corporations, officers, agents, servants, employees, privies, assigns, and attorneys or any of the foregoing under either of defendants’ direct or indirect control, direction, permission or license or acting in concert with one or both defendants, and all persons who receive actual notice of this Order by personal service or otherwise (1) from executing, enforcing or performing any obligation under any agreement referenced or discussed in, or related to the agreements referenced or discussed in, the Brasil Telecom Material Fact dated April 28, 2005 and/or the Telecom Italia Press Release dated April 28, 2004, attached as Exhibits K and L to the Bocuzzi Affidavit submitted herewith (the “Agreements”), or any other transaction, that impairs the value of any assets directly or indirectly held by the CVC Fund or involves or results in the transfer of any assets of Brasil Telecom Participações, S.A. or Brasil Telecom, S.A.; and (2) from entering into any transaction involving any entity in which the CVC Fund has a direct or indirect interest that is not in the ordinary course of business; and

(iii)	ordering expedited discovery, beginning upon issuance of this Order, of defendants concerning all aspects of the Agreements and any related transactions, including but not limited to the negotiations leading up to those transactions and the parties' motives for entering into them.

Sufficient reason being alleged, it is hereby:

     ORDERED that, pending the hearing of this motion, defendants Dantas and Opportunity, and their direct and indirect subsidiaries and all related and affiliated entities, persons, corporations, officers, agents, servants, employees, privies, assigns, and attorneys or any of the foregoing under either of defendants' direct or indirect control, direction, permission or license or acting in concert with one or both defendants, and all persons who receive actual notice of this Order by personal service or otherwise are restrained (1) from executing, enforcing or performing any obligation under the Agreements, or any other transaction, that impairs the value of any assets directly or indirectly held by the CVC Fund or involves or results in the transfer of any assets of Brasil Telecom Participações S.A. or Brasil Telecom S.A.; and (2) from entering into any transaction involving any entity in which the CVC Fund has a direct or indirect interest that is not in the ordinary course of business;" and it is further

     ORDERED that service by hand of a copy of this Order and the papers upon which it is based on counsel for defendants, Boies, Schiller & Flexner no later than May 4, 2005, shall be deemed good and sufficient; and it is further

     ORDERED that answering papers, if any, shall be filed and served electronically or by hand upon plaintiffs' attorneys, Howard S. Zelbo, Esq., Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, on or before May 6th, 2005; and it is further

     ORDERED that reply papers, if any, shall be filed and served electronically or by hand upon defendants' attorneys on or before May 9, 2005, in the morning.

SO ORDERED.

Dated:	New York, New York
5/04/2005

Thomas Griesa
United States District Judge”

-.-.-.-.-.-.-.-.-.-.-.-

05.01 – COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Performance in the Quarter

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2005	4 – 12/31/2004
1	TOTAL ASSETS	16,568,735	17,402,504
1.01	CURRENT ASSETS	5,298,614	5,802,014
1.01.01	CASH AND CASH EQUIVALENTS	1,853,134	2,397,810
1.01.02	CREDITS	2,186,829	2,111,579
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,186,829	2,111,579
1.01.03	INVENTORIES	137,527	174,033
1.01.04	OTHER	1,121,124	1,118,592
1.01.04.01	LOANS AND FINANCING	2,683	2,540
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	780,218	735,700
1.01.04.03	JUDICIAL DEPOSITS	142,535	144,770
1.01.04.04	OTHER ASSETS	195,688	235,582
1.02	LONG-TERM ASSETS	1,395,537	1,299,476
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	0	0
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,395,537	1,299,476
1.02.03.01	LOANS AND FINANCING	8,254	8,204
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	790,107	729,695
1.02.03.03	JUDICIAL DEPOSITS	509,765	476,228
1.02.03.04	INVENTORIES	0	0
1.02.03.05	OTHER ASSETS	87,411	85,349
1.03	PERMANENT ASSETS	9,874,584	10,301,014
1.03.01	INVESTMENTS	450,127	477,607
1.03.01.01	ASSOCIATED COMPANIES	4	4
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	450,123	477,603
1.03.02	PROPERTY, PLANT AND EQUIPMENT	8,527,359	8,897,226
1.03.03	DEFERRED CHARGES	897,098	926,181

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2005	4 – 12/31/2004
2	TOTAL LIABILITIES	16,568,735	17,402,504
2.01	CURRENT LIABILITIES	4,092,144	4,808,710
2.01.01	LOANS AND FINANCING	608,752	609,420
2.01.02	DEBENTURES	435,623	493,713
2.01.03	SUPPLIERS	1,514,634	1,769,480
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	811,183	798,723
2.01.04.01	INDIRECT TAXES	722,699	750,759
2.01.04.02	TAXES ON INCOME	88,484	47,964
2.01.05	DIVIDENDS PAYABLE	41,512	411,232
2.01.06	PROVISIONS	338,992	357,140
2.01.06.01	PROVISION FOR CONTINGENCIES	312,800	327,643
2.01.06.02	PROVISION FOR PENSION PLAN	26,192	29,497
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	341,448	369,002
2.01.08.01	PAYROLL AND SOCIAL CHARGES	79,331	73,238
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	102,386	114,219
2.01.08.03	EMPLOYEE PROFIT SHARING	36,792	60,839
2.01.08.04	LICENSE FOR OPERATING TELECOMS SERVICES	45,560	44,056
2.01.08.05	OTHER LIABILITIES	77,379	76,650
2.02	LONG-TERM LIABILITIES	5,935,036	6,008,175
2.02.01	LOANS AND FINANCING	3,040,254	3,158,365
2.02.02	DEBENTURES	1,020,000	1,020,000
2.02.03	PROVISIONS	895,483	883,151
2.02.03.01	PROVISION FOR CONTINGENCIES	423,534	411,202
2.02.03.02	PROVISION FOR PENSION PLAN	471,949	471,949
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	979,299	946,659
2.02.05.01	PAYROLL AND SOCIAL CHARGES	4,834	4,834
2.02.05.02	SUPPLIERS	6,581	3,504
2.02.05.03	INDIRECT TAXES	618,958	604,942
2.02.05.04	TAXES ON INCOME	41,304	35,206
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	270,616	261,548
2.02.05.06	OTHER LIABILITIES	29,032	28,651
2.02.05.07	FUND FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	88,099	73,978
2.04	MINORITY INTERESTS	31,559	30,276
2.05	SHAREHOLDERS’ EQUITY	6,421,897	6,481,365
2.05.01	CAPITAL	3,435,788	3,401,245
2.05.02	CAPITAL RESERVES	1,362,890	1,459,705
2.05.02.01	GOODWILL ON SHARE SUBSCRIPTION	334,825	367,269
2.05.02.02	SPECIAL GOODWILL ON THE MERGER	59,007	123,378
2.05.02.03	DONATIONS AND FISCAL INCENTIVES FOR INVESTMENTS	123,551	123,551
2.05.02.04	INTEREST ON WORKS IN PROGRESS	745,756	745,756
2.05.02.05	SPECIAL MONETARY CORRECTION-LAW 8200/91	31,287	31,287
2.05.02.06	OTHER CAPITAL RESERVES	68,464	68,464
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	287,672	287,672
2.05.04.01	LEGAL	287,672	287,672
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,335,547	1,332,743

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2005 TO 03/31/2005	4 - 01/01/2005 TO 03/31/2005	5 - 01/01/2004 TO 03/31/2004	6 - 01/01/2004 TO 03/31/2004
3.01	GROSS REVENUE FROM SALES AND SERVICES	3,468,731	3,468,731	2,908,844	2,908,844
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,021,155)	(1,021,155)	(833,549)	(833,549)
3.03	NET REVENUE FROM SALES AND SERVICES	2,447,576	2,447,576	2,075,295	2,075,295
3.04	COST OF SALES	(1,587,029)	(1,587,029)	(1,337,258)	(1,337,258)
3.05	GROSS PROFIT	860,547	860,547	738,037	738,037
3.06	OPERATING EXPENSES/REVENUES	(823,301)	(823,301)	(818,631)	(818,631)
3.06.01	SELLING EXPENSES	(370,749)	(370,749)	(221,473)	(221,473)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(303,588)	(303,588)	(225,479)	(225,479)
3.06.03	FINANCIAL	(123,099)	(123,099)	(380,795)	(380,795)
3.06.03.01	FINANCIAL INCOME	144,086	144,086	100,122	100,122
3.06.03.02	FINANCIAL EXPENSES	(267,185)	(267,185)	(480,917)	(480,917)
3.06.04	OTHER OPERATING INCOME	82,485	82,485	350,398	350,398
3.06.05	OTHER OPERATING EXPENSES	(108,350)	(108,350)	(341,282)	(341,282)
3.06.06	EQUITY GAIN	0	0	0	0
3.07	OPERATING INCOME	37,246	37,246	(80,594)	(80,594)
3.08	NON-OPERATING INCOME	(35,558)	(35,558)	(40,241)	(40,241)
3.08.01	REVENUES	14,658	14,658	6,535	6,535
3.08.02	EXPENSES	(50,216)	(50,216)	(46,776)	(46,776)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTERESTS	1,688	1,688	(120,835)	(120,835)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	2,304	2,304	27,630	27,630
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTEREST/STATUTORY CONTRIBUTIONS	0	0	(12,122)	(12,122)
3.12.01	INTERESTS	0	0	(12,122)	(12,122)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	0	238,100	238,100
3.14	MINORITY INTERESTS	(1,188)	(1,188)	6	6
3.15	INCOME (LOSS) FOR THE PERIOD	2,804	2,804	132,779	132,779
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	541,618,899	541,618,899	544,418,060	544,418,060
	EARNINGS PER SHARE	0.00001	0.00001	0.00024	0.00024
	LOSS PER SHARE

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 1st QUARTER 2005

The performance report presents the consolidated figures of Brasil Telecom S.A. and its subsidiaries, as mentioned in Note 1 in this quarterly information.

OPERATING PERFORMANCE (not revised by independent auditors)

Fixed Telephony

Plant

OPERATING DATA	1Q05	4Q04	1Q05/4Q04 (%)

Lines Installed (Thousand)	10,778	10,737	0.4
Additional Lines Installed (Thousand)	41	12	247.9

Lines in Service - LES (Thousand)	9,512	9,503	0.1
- Residential	6,380	6,445	(1.0)
- Non-residential	1,440	1,433	0.5
- Public Telephones - PT (Thousand)	296	296	0.2
- Prepaid	311	297	4.7
- Hybrid Terminals	465	408	14.0
- Other (includes PABX)	620	624	(0.7)
Additional Lines in Service (Thousand)	9	(101)	N.A.

Average Lines in Service - Average LMES (Thousand)	9,508	9,554	(0.5)

LES/100 Inhabitants	22.4	22.4	0.0
TUP/1,000 Inhabitants	7.0	7.0	0.0
TUP/100 Lines Installed	2.7	2.8	(0.2)

Utilization Rate (in Service/Installed)	88.3%	88.5%	(0.3) p.p.

Digitalization Rate	99.3%	99.7%	(0.4) p.p.

Fixed Plant	In the 1Q05, Brasil Telecom installed 41.1 thousand lines, ending the quarter with 10.8 million terminals.

The plant in service totaled 9.5 million lines in the 1Q05, result of a net addition of 9.2 thousand lines in the quarter. Following the segmentation strategy of the client base, with a view at improving profitability and preventing default, we continue to encourage migration of customers from economic plans to the hybrid plan., whatcaused a 14.0% increase in these terminals in the quarter.

Traffic

OPERATING DATA	1Q05	4Q04	1Q05/4Q04 (%)

Exceeding Local Pulses (Million)	2,305	2,773	(16.9)

Long Distance Minutes (Million)	1,334	1,437	(7.1)

Inter-Network Minutes (Million)	1,089	1,238	(12.0)

Exceeding Pulses/ LMES /Month	80.8	96.7	(16.5)
DLD Minutes/LMES/Month	46.8	50.1	(6.7)
Fixed-Mobile Minutes/LMES/Month	38.2	43.2	(11.6)

Exceeding Local Pulses	Due to the seasonality characteristic of the first quarter of each year, the local traffic showed a 16.9% reduction. In addition to that, cell phone record sales in December 2004, aligned to the increase in ADSL access number in service, contributed to the reduction in the local traffic.

Lon-Distance Traffic	In the 1Q05, the LD traffic decreased by 7.1% compared to the previous quarter. The seasonality in the period also affected long-distance traffic. In the intra-sector segment, Anatel’s determination on commuting areas explains the traffic variation compared to the 1Q04.

LD Market Share	Brasil Telecom closes the 1Q05 well positioned in the long-distance market, having reached a 51.0% share in the inter-regional segment and a 29.1% share in the international segment (quarterly average). This result reflects the success of our marketing campaigns - Viaje com 14 (Travel with 14) and Aniversário das Cidades (Cities’ Birthday) and of the Brasil Telecom brand in the Region.

In the 1Q05, the quarterly average of Brasil Telecom’s LDN (domestic long-distance) market share increased by 0.6 p.p. in the intra-regional segment compared to the previous quarter, reaching 82.9%. In the intra-sector segment, Brasil Telecom reached a 91.0% market share.

Inter-Network Traffic	The inter-network traffic had a 12.0% reduction compared to the previous quarter. Brasil Telecom has implemented measures in order to increase its operations’ profitability. In this sense, the Company has been offering prepaid and hybrid plans which, for their nature, enable a reduction in the fixed-mobile traffic. Additionally, customers of residential plans are trying to control this type of traffic. Besides, seasonality is also a factor which influences reduction of this traffic.

Mobile Telephony

OPERATING DATA	1Q05	4Q04	1Q05/4Q04 (%)

Customers	1,003,658	622,295	61.3
Postpaid	322,486	205,716	56.8
Prepaid	681,172	416,579	63.5
Gross Additions	405,616	626,526	(35.3)
Postpaid	122,801	209,497	(41.4)
Prepaid	282,815	417,029	(32.2)
Cancellations	24,253	4,231	473.2
Postpaid	6,031	3,781	59.5
Prepaid	18,222	450	N.A.
Annual Churn	11.9%	1.4%	10.6 p.p.
Assisted Locations	626	626	0.0
Base Stations (ERBs)	1,695	1,632	3.9
Commutation and Control Centers (CCCs)	6	3	100.0
Collaborators	918	881	4.2

Mobile Plant	Brasil Telecom GSM exceed all expectation by conquering, in less than six months of operation, 1.0 million access in service. At the end of 1Q05, Brasil Telecom GSM’s client portfolio was 61.3% higher than the one in the 4Q04.

Customer Base Mix	The mobile plant at the end of the 1Q05 was composed of 322.5 thousand postpaid plan subscribers, representing 32.1% of the customer base, above the market average. This share reflects the presence of the Brasil Telecom brand in the corporate segment and the perception on the account of customers of the convergence benefits.

Market Share	At the end of the 1Q05, Brasil Telecom GSM reached a 4.8% market share in its operating area.

DATA

Broadband

ADSL Accesses	Brasil Telecom increased by 92.4% its ADSL access plant in service in only oneyear, reaching 625.3 thousand accesses at the end of the 1Q05.

Internet Providers

BrTurbo	BrTurbo consolidated its leadership in the broadband market in the Region II, reaching 333.8 thousand customers at the end of the 1Q05, a 24.5% increase compared to the 4Q04.

iG and iBest	iG and iBest have been reaching positive results in their commercial strategy of offering higher value-added products. At the end of the 1Q05, iG and iBest counted on 197.7 thousand paid product customers, a 13.5% increase compared to the 4Q04. Besides, iG and iBest are jointly positioned as leaders in the dial-up market in the Regions I, II and III.

At the end of the 1Q05, Brasil Telecom’s internet providers counted on 446.3 thousand broadband customers.

FINANCIAL PERFORMANCE

Revenues

Local Service	The local service gross revenue, minus VC-1 revenue, reached R$1,195.7 million in the 1Q05, 7.3% higher than the one recorded in the 1Q04 and 5.3% lower compared to the previous quarter, mainly due to the decrease in the revenue of service measured.

Activation fee gross revenue totaled R$7.7 million in the 1Q05, 5.1% higher than the one recorded in the 4Q04, due to the increase in the number of lines in service in the quarter. In the 1Q05, there were 378.5 thousand lines in service, against 376.8 thousand in the 4Q04. In addition, the 3.4% tariff readjustment as from 11/01/2004 influenced the increase in this revenue.

Basic signature gross revenue added up to R$830.8 million in the quarter, stable compared to the R$832.2 million recorded in the 4Q04.

Gross revenue from service measured totaled R$337.7 million in the 1Q05, stable when compared to the same period of the previous year.

Public Telephony	Public telephony revenue reached R$86.9 million in the 1Q05, due to the implementation of the Brasil Virtual Cel service. In this service, fixed-mobile calls originated from public phones are changed into mobile-mobile calls. Thus, the revenue of TUP calls to cell phones, at the amount of R$42.6 million, was accounted as revenue of Brasil Telecom GSM.

Long Distance	Gross revenue from LD calls, minus inter-network revenue, amounted to R$430.2 million in the 1Q05, representing a 3.3% decrease compared to the 4Q04. This drop is mainly due the 7.1% reduction in the traffic, in view of the seasonality characteristic of the first quarter of the year.

Inter-network	Gross revenue from inter-network calls reached R$832.5 million in the 1Q05, a 2.6% decrease compared to the 4Q04, due to a 12.0% reduction in the inter-network traffic, offset by the increase in VC-2 and VC-3 traffic share in the mix of these calls, which had their fees readjusted in February 2005, according to the maximum amount authorized by Anatel in February 2004.

Interconnection	Interconnection gross revenue in the 1Q05 was 7.6% lower compared to the 4Q04, due to the increase in the market share of Brasil Telecom in the long-distance segments and to the seasonality effect in the 1Q05.

Data Communication	In the 1Q05, gross revenue from data communication and other services added up to R$420.6 million, a 12.5% increase compared to the previous quarter, pointing out the growth of network formation services (VPN, Vetor, Interlan), completed by a 16.8% raise in ADSL accesses in service.

One year ago, data communication gross revenue represented 8.6% of the total revenue, while in the 1Q05 the segment started representing 12.1% of the total gross revenue.

Mobile Telephony	In the 1Q05, mobile telephony gross revenue totaled R$147.0 million, of which R$99.6 million referred to services and R$47.4 million to handset and accessory sales. The customer base mix quality (32.1% postpaid) made the revenue coming from franchisees represent 34.7% of Brasil Telecom GSM’s .services revenue.

Fixed Telephony Average Revenue Per User	Fixed telephony ARPU (net revenue/LMES/month) recorded in the 1Q05 was R$83.2, against R$83.9 in the 4Q04.

Mobile Telephony ARPU	Total mobile telephony ARPU recorded in the 1Q05 was R$29.4. ARPU referring to postpaid accesses was R$53.6 and ARPU related to prepaid accesses was R$17.7.

Costs and Expenses

Operating Costs and Expenses	Operating costs and expenses totaled R$2,287.2 million in the 1Q05, against R$2,332.6 million in the previous quarter.

Operating costs and expenses excluding depreciation, amortization, provisions and losses was R$1,357.7 million in the 1Q05, against R$1,446.3 million in the 4Q04, a reduction of 6.1% compared to the previous quarter. The items that more influenced the reduction in Brasil Telecom's costs were: interconnection (-11.0%) and other (-42.8%).

Number of Employees	At the end of the 1Q05, 5,685 Collaborators worked in Brasil Telecom’s fixed telephony segment, against 5,799 in the previous quarter.

Brasil Telecom GSM closed the 1Q05 with 918 Collaborators, against 881 in the 4Q04.

Personnel	Personnel costs and expenses reached R$151.1 million, a 21.9% increase compared to the previous quarter, mainly due to the R$14.1 million previously recorded under the account employees’ profit sharing, to the consolidation of iG in December 2004 and to the implementation of the new Collective Bargaining Agreement as from January 2005.

Third-party Services	Costs and expenses with third-party services, excluding interconnection and advertising & marketing, totaled R$489.8 million in the 1Q05, being practically stable compared to the previous quarter.

Interconnection	Interconnection costs totaled R$576.1 million in the 1Q05, a 11.0% drop compared to the previous quarter. Decrease in interconnection costs is associated to the synergies that the mobile operation brought to Brasil Telecom business, besides the reduction in the fixed-mobile traffic.

Advertising and Marketing	Advertising & marketing expenses totaled R$62.0 million in the 1Q05, an increase of 15.9% compared to the previous period.

Accounts Receivable Losses (PCCR)/Operating Gross Revenue (ROB)	The PCCR/ROB ratio in the 1Q05 was 3.0%, against 3.7% in the 4Q04. Accounts receivable losses totaled R$104.9 million in the 1Q05, a 19.0% reduction compared to the previous quarter.

Accounts Receivable	Deducting provision for doubtful accounts in the amount of R$270.0 million, Brasil Telecom’s net accounts receivable totaled R$2,186.8 million at the end of the 1Q05.

Provisions for Contingencies	In the 1Q05, provisions for contingencies totaled R$35.3 million, a 71.5% drop compared to the previous quarter.

Material	Material costs and expenses totaled R$78.6 million in the 1Q05, a 42.8% decrease compared to the previous quarter. This performance is mainly due to the reduction in handset and accessory costs, which amounted to R$58.7 million in the 1Q05, against R$113.6 million in the previous quarter, in view of the volume sold by Brasil Telecom GSM.

EBITDA

R$830.9 million EBITDA	Brasil Telecom’s EBITDA was R$830.9 million in the 1Q05, R$58.0 million over the one recorded in the 4Q04, representing a 7.5% increase. Fixed telephony EBITDA margin reached 41.0%.

EBITDA on Services Revenue	EBITDA on Services Revenue stood at 34.4%, 2.3 p.p. over the one recorded in the 4Q04.

EBITDA/LMES/ month	In the 1Q05, EBITDA/LMES/month reached R$29.1, an amount 8.0% higher than in the 4Q04.

Financial Result

Financial Result	In the 1Q05, Brasil Telecom reported a negative financial result of R$123.1 million, 20.7% lower than the one recorded in the 4Q04, excluding the Interest on Shareholders’ Equity credit.

Non-operating Result

Amortization of Reconstituted Goodwill	In the 1Q05, Brasil Telecom amortized R$31,0 million in reconstituted goodwill regarding the acquisition of CRT (with no impact on cash flow and dividends distribution), accounted for as non-operating expenses.

Indebtedness

Total Debt	As of March 2005, Brasil Telecom’s consolidated total debt was of R$5,104.6 million, 3.3% less than the amount reported in the end of 2004.

Net Debt	The net debt totaled R$3,251.5 million, a 12.8% raise compared to December 2004, basically explained by the R$544.7 million reduction in the Consolidated cash, due mainly to the payment of earnings to shareholders at the amount of R$369.7 million. Excluding the loan and the private debenture with the parent company, the net debt at the end of December was R$2,245.7 million.

Long-term debt	In March 2005, 79.5% of the total debt was allocated in the long term, against 61.3% in March 2004, reflecting the success of the Company’s debt improvement strategy.

Accumulated Cost of Debt	Brasil Telecom’s consolidated debt had in 2005 an accumulated cost of 15.2% in the year, equivalent to a 85.9% of the CDL.

Financial Leverage	As of March 31, 2005, Brasil Telecom’s financial leverage, represented by the ratio of its net debt to shareholders’ equity, was equal to 50.6%, against 44.5% in December 2004.

Investments

	R$ million

Investments in Permanent Assets	1Q05	4Q04	1Q05/4Q04 (%)

Network Expansion	65.0	240.5	(73.0)
- Conventional Telephony	16.5	95.4	(82.7)
- Transmission Backbone	3.9	22.2	(82.6)
- Data Network	42.0	108.7	(61.3)
- Intelligent Network	0.4	5.2	(92.7)
- Network Management Systems	-	2.9	(100.0)
- Other Investments in Network Expansion	2.2	6.1	(63.7)
Network Operation	58.3	85.3	(31.6)
Public Telephony	1.2	0.9	(33.3)
Information Technology	19.7	106.0	(81.4)
Expansion Personnel	21.0	19.1	9.7
Other	26.5	162.0	(83.7)

Subtotal	191.7	613.8	(68.8)

Expansion Financial Expenses	4.6	6.5	(28.9)

Fixed Telephony Total	196.3	620.3	(68.4)

BrT Celular	85.9	415.2	(79.3)
Expansion Financial Expenses	-	2.7	(100.0)

Mobile Telephony Total	85.9	417.9	(79.4)

Total Investment	282.2	1.038.2	(72.8)

Investments in Permanent Assets	Brasil Telecom investments totaled R$282.2 million in the 1Q05. The investment in fixed telephony was of R$196.3 million, while R$85.9 million were invested in the mobile telephony.

Cash Flow

Operating Cash Flow in the in the 1Q05 was of R$771.5 million	The operating cash generation of Brasil Telecom reached R$771.5 million 1Q05, an increase of 12.6% compared to the amount reported in the 4Q04.

-.-.-.-.-.-.-.-.-.-.-.-.-.-

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ - TAXPAYER REGISTER	4 - CLASSIFICATION	5 - OWNERSHIP % IN SUBSIDIARY'S	6 - SHAREHOLDER'S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

01	14 BRASIL TELECOM CELULAR S.A.	05.423.963/0001-11	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	18.18
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		1,400		1,218

02	BRTI SERVIÇOS DE INTERNET S.A.	04.714.634/0001-67	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	5.56
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		388		340

03	MTH VENTURES DO BRASIL LTDA	02.914.961/0001-37	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	3.36
COMMERCIAL, MANUFACTURING AND OTHER		327,000		327,000

04	VANT TELECOMUNICAÇÕES S.A.	01.859.295/0001-19	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		105,959		105,959

05	SANTA BÁRBARA DO CERRADO S.A.	04.011.999/0001-25	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		1		1

06	SANTA BÁRBARA DO CERRADO S.A.	04.014.059/0001-90	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		1		1

07	SANTA BÁRBARA DOS PINHAIS	04.014.081/0001-30	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		1		1

08	SANTA BÁRBARA DOS PAMPAS	03.979.744/0001-98	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		1		1

09	BRASIL TELECOM SCS ( BERMUDA ) LTD.	. . / -	SUBSIDIARY NON-PUBLICLY HELD COMPANY	74.16	4.17
COMMERCIAL, MANUFACTURING AND OTHER		145,432		145,432

16.01 - OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT

In compliance with the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders’ compositions:

1. OUTSTANDING

As of 03/31/2005	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	247,282,704,511	99.07	119,412,045,437	39.06	366,694,749,948	66.04
Management
Board of Directors	197	0.00	458,309,866	0.15	458,310,063	0.08
Directors	39	0.00	273	0.00	312	0.00
Fiscal Board	418,154	0.00	383,324	0.00	801,478	0.00
Treasury Shares	-	-	13,679,382,322	4.47	13,679,382,322	2.46
Other Shareholders	2,313,926,641	0.93	172,151,110,067	56.32	174,465,036,708	31.42
Total	249,597,049,542	100.00	305,701,231,289	100.00	555,298,280,831	100.00
Outstanding Shares in the Market	2,314,345,031	0.93	172,609,803,530	56.46	174,924,148,561	31.50

As of 04/30/2004 (1)	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect – Parent	247,276,048,963	99.07	122,781,762,107	40.91	370,057,911,070	67.32
Management
Board of Directors	197	0.00	1,137,323,495	0.38	1,137,323,692	0.21
Directors	39	0.00	273	0.00	312	0.00
Fiscal Board	418,154	0.00	-	-	418,154	0.00
Treasury Shares	-	-	4,981,399,073	1.66	4,981,399,073	0.91
Other Shareholders	2,320,582,189	0.93	171,217,810,453	57.05	173,538,292,642	31.56
Total	249,597,049,542	100.00	300,118,295,401	100.00	549,715,344,943	100.00
Outstanding Shares in the Market	2,321,000,579	0.93	172,355,134,221	57.43	174,676,034,800	31.78
(1)	Information not reviewed by independent auditors.

2. SHAREHOLDERS’ HOLDING MORE THAN 5% OF THE VOTING CAPITAL (As of 03/31/2005)

The shareholders, who directly on indirectly, hold more than 5% of the voting capital of the Company, are as follows:

In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Brasil Telecom Participações S.A.	02.570.688-0001/70	Brazilian	247,276,381	99.07	112,516,718	36.81	359,793,099	64.79
Treasury Shares	-	-	-	-	13,679,382	4.47	13,679,382	2.46
Other	-	-	2,320,669	0.93	179,505,131	58.72	181,825,800	32.75
Total	-	-	249,597,050	100.00	305,701,231	100.00	555,298,281	100.00

Distribution of the Capital from Controlling Shareholders up to Individuals

Brasil Telecom Participações S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,161	51.00	0	0.00	68,356,161	18.78
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.14	7,840,963	3.41	14,736,645	4.05
Treasury shares	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	57,299,045	42.76	222,096,563	96.59	279,395,608	76.76
Total	-	-	134,031,688	100.00	229,937,526	100.00	363,969,214	100.00

Solpart Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	631,838	62.00	-	-	631,838	20.93
Techold Participações S.A.	02.605.028-0001/88	Brazilian	193,633	19.00	1,239,982	62.00	1,433,615	47.48
Telecom Italia International N.V.	-	Italian	193,643	19.00	760,000	38.00	953,643	31.59
Other	-	-	20	0.00	-	-	20	0.00
Total	-	-	1,019,134	100.00	1,999,982	100.00	3,019,116	100.00

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949.0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas (estate)	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Woog Family Limited Partnership	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	1,050,065,875	100.00	341,898,149	100.00	1,391,964,024	100.00
Other	-	-	3	0.00	-	-	3	0.00
Total	-	-	1,050,065,878	100.00	341,898,149	100.00	1,391,964,027	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Sistel - Fund. Sistel de Seguridade	00.493.916-0001/20	Brazilian	92,713,711	6.66	-	-	92,713,711	6.66
Telos - Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	33,106,348	2.38	-	-	33,106,348	2.38
Funcef - Fund. dos Economiários	00.436.923-0001/90	Brazilian	531,262	0.04	-	-	531,262	0.04
Petros - Fund. Petrobras Segurid.	34.053.942-0001/50	Brazilian	52,408,792	3.77	-	-	52,408,792	3.77
Previ - Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	268,029,486	19.27	-	-	268,029,486	19.27
Opportunity Zain S.A.	02.363.918-0001/20	Brazilian	943,531,894	67.82	-	-	943,531,894	67.82
CVC/Opportunity Equity Partners LP	-	Cayman Islands	284,043	0.02	-	-	284,043	0.02
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	393,670	0.02	-	-	393,670	0.02
Opportunity Fund	-	Virgin Islands	69,587	0.01	-	-	69,587	0.01
CVC/Opportunity Investimentos Ltda.	03.605.085-0001/20	Brazilian	14	0.00	-	-	14	0.00
Priv FIA	02.559.662-0001/21	Brazilian	35,417	0.005	-	-	35,417	0.005
Tele FIA	02.597.072-0001/93	Brazilian	35,417	0.005	-	-	35,417	0.005
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0.00	-	-	1	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0.00	-	-	1	0.00
Lênin Florentino de Faria	203.561.374-49	Brazilian	3	0.00	-	-	3	0.00
Total	-	-	1,391,139,646	100.00	-	-	1,391,139,646	100.00

Opportunity Zain S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	506,011,807	45.45	-	-	506,011,807	45.45
CVC/Opportunity Equity Partners LP	-	Cayman Islands	468,734,560	42.10	-	-	468,734,560	42.10
Opportunity Fund	-	Virgin Islands	108,497,504	9.75	-	-	108,497,504	9.75
Priv FIA	02.559.662-0001/21	Brazilian	26,562,425	2.39	-	-	26,562,425	2.39
Opportunity Lógica Rio Gestora de Recursos Ltda.	01.909.405-0001/00	Brazilian	3,475,631	0.31	-	-	3,475,631	0.31
Tele FIA	02.597.072-0001/93	Brazilian	9,065	0.00	-	-	9,065	0.00
CVC/Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2	0.00	-	-	2	0.00
CVC/Opportunity Investimentos Ltda.	03.605.085-0001/20	Brazilian	15	0.00	-	-	15	0.00
Verônica Valente Dantas	262.853.205-00	Brazilian	603	0.00	-	-	603	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	90	0.00	-	-	90	0.00
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	2	0.00	-	-	2	0.00
Daniel Valente Dantas	063.917.105-20	Brazilian	2	0.00	-	-	2	0.00
Eduardo Penido Monteiro	094.323.965-68	Brazilian	431	0.00	-	-	431	0.00
Ricardo Wiering de Barros	806.663.027-15	Brazilian	2	0.00	-	-	2	0.00
Pedro Paulo Elejalde de Campos	264.776.450-68	Brazilian	2	0.00	-	-	2	0.00
Renato Carvalho do Nascimento	633.578.366-53	Brazilian	2	0.00	-	-	2	0.00
Total	-	-	1,113,292,143	100.00	-	-	1,113,292,143	100.00

-.-.-.-.-.-.-.-.-.-.-.-.-.-

17.01 – REPORT OF INDEPENDENT ACCOUNTANTS ON SPECIAL REVIEW

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission - CVM containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM)

The Shareholders and Board of Directors
Brasil Telecom S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom S.A. for the quarter ended on March 31, 2005, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Independent Auditors - IBRACON and the Federal Council of Accountancy, which comprised mainly: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM, specifically applicable to the mandatory quarterly financial information.

Our special review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

On April 14, 2005, a decision of the Board of Directors of the National Agency for Telecommunications - ANATEL was published by the Federal Official Gazette, which approved (i) the replacement of fund managers and administrators who directly participate in the controlling agency of Brasil Telecom Participações S.A. (parent company of Brasil Telecom S.A.) and of Brasil Telecom S.A., and (ii) changes arising from shareholders’ agreements entered into by investors taking part in the controlling group. These subjects are purpose of disputes in progress amongst investors participating in the controlling group of Brasil Telecom S.A. and its parent company, Brasil Telecom Participações S.A.

As disclosed in the Note 41, on April 28, 2005, an agreement foreseeing the merger of the subsidiary 14 Brasil Telecom Celular S.A. into Tim Brasil Serviços e Participações S.A was entered into. It is not possible, at this moment, to forecast possible effects in the financial statements of the Company and its subsidiaries, resulting from the completion of this agreement.

May 5, 2005

KPMG Auditores Independentes
CRC-SP-014.428/O-6-F-DF
Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-“S”-DF

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY’S HEADQUARTERS	1
01	03	INVESTOR RELATIONS DIRECTOR - (Address for correspondence to Company)	1
01	04	REFERENCE/INDEPENDENT ACCOUNTANT	1
01	05	COMPOSITION OF ISSUED CAPITAL	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	ISSUED CAPITAL AND CHANGES IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS DIRECTOR	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	59
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	60
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	61
07	01	CONSOLIDATED STATEMENT OF INCOME	63
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	65
09	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	72
16	01	OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT	74
17	01	REPORT OF INDEPENDENT ACCOUNTANTS ON SPECIAL REVIEW	77

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer